UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
May 6, 2011
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Introduction
     Siemens AG’s Interim Report for the Siemens Group complies with the applicable legal requirements of the German Securities Trading Act (Wertpapierhandelsgesetz — WpHG) regarding half-year financial reports, and comprises Condensed Interim Consolidated Financial Statements, an Interim group management report and a Responsibility statement in accordance with § 37w WpHG. The Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Condensed Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB. This Interim Report should be read in conjunction with our Annual Report for fiscal 2010, which includes a detailed analysis of our operations and activities.
     Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Key figures Q2 and first six months of fiscal 20111,2
(unaudited, in millions of euro, except where otherwise stated)

Volume
			% Change		1st six months		% Change
	Q2 2011	Q2 2010	Actual	Adjusted[3]	2011	2010	Actual	Adjusted[3]
Continuing operations
New orders	20,651	16,166	28%	27%	41,488	33,287	25%	21%
Revenue	17,717	16,523	7%	6%	35,320	32,150	10%	6%

Earnings

			% Change		1st six months		% Change
	Q2 2011	Q2 2010			2011	2010
Total Sectors
Adjusted EBITDA	2,608	2,271	15%		5,156	4,652	11%
Total Sectors Profit[8]	3,695	1,849	100%		5,783	3,815	52%
in % of revenue (Total Sectors)	21.0%	11.3%			16.5%	12.0%
Continuing operations
Adjusted EBITDA	2,665	2,616	2%		5,699	5,089	12%
Income from continuing operations	3,174	1,427	122%		5,020	2,876	75%
Basic earnings per share (in euros)[4]	3.58	1.62	121%		5.66	3.24	75%
Continuing and discontinued operations[5]
Net income	2,836	1,498	89%		4,589	3,029	52%
Basic earnings per share (in euros)[4]	3.20	1.70	88%		5.17	3.41	52%

Capital efficiency

					1st six months		1st six months
	Q2 2011		Q2 2011		2011		2010
Continuing operations
Return on capital employed (ROCE) (adjusted)	42.7%		17.4%		33.3%		17.9%
Continuing and discontinued operations[5]
Return on capital employed (ROCE) (adjusted)	36.9%		18.3%		29.9%		18.8%

Cash performance

					1st six months		1st six months
	Q2 2011		Q2 2011		2011		2010
Continuing operations
Free cash flow	354		1,311		1,413		2,024
Cash conversion rate	0.11		0.92		0.28		0.70
Continuing and discontinued operations
Free cash flow	(62)		1,232		866		1,929
Cash conversion rate	(0.02)		0.82		0.19		0.64

Liquidity and capital structure

	March 31, 2011				September 30, 2010
Cash and cash equivalents	14,973				14,108
Total equity (shareholders of Siemens AG)	30,915				28,346
Net debt	3,810				5,560
Adjusted industrial net debt	(1,398)				2,189

Employees — in thousands

	March 31, 2011				September 30, 2010
	Continuing				Continuing
	operations		Total[6]		operations		Total[6]
Employees		347	416			336	405
Germany		113	130			110	128
Outside Germany		235	286			225	277

1	New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; Total Sectors Profit; ROE (after tax); ROCE (adjusted); Free cash flow; cash conversion rate; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effect from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP.

2	January 1, 2011 — March 31, 2011 and October 1, 2010 — March 31,2011.

3	Adjusted for portfolio and currency translation effects.

4	Earnings per share — attributable to shareholders of Siemens AG. For fiscal 2011 and 2010 weighted average shares outstanding (basic) (in thousands) for the second quarter amounted to 873,161 and 867,968 respectively and for the first six months to 872,177 and 867,403 shares respectively.

5	Discontinued operations primarily consist of OSRAM, Siemens IT Solutions and Services and Siemens’ former Com activities, comprising carrier networks, enterprise networks and mobile devices activities.

6	Continuing and discontinued operations.

7	Calculated by dividing adjusted industrial net debt as of March 31, 2011 and 2010 by annualized adjusted EBITDA.

8	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items are allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

Interim group management report
Overview of financial results for the second quarter of fiscal 2011
(Three months ended March 31, 2011)
•	For the fourth straight quarter, all Sectors of Siemens delivered order and revenue growth compared to the prior-year period, including growth in all reporting regions. Our emerging economies grew faster than orders and revenue overall.

•	Revenue rose 7% and orders climbed 28%. The book-to-bill ratio was 1.17 and the combined backlog for the Sectors was €92 billion.

•	Total Sectors profit of €3.695 billion including strong profit growth in Energy and Industry and a €1.520 billion gain from the divestment of Siemens’ stake in Areva NP S.A.S. (Areva NP).

•	Income from continuing operations up to €3.174 billion. Corresponding basic EPS up to €3.58.

•	Free cash flow from continuing operations down to €354 million on increases in net working capital.

•	During the second quarter of fiscal 2011, OSRAM and Siemens IT Solutions and Services were classified as discontinued operations. Prior-period results are presented on a comparable basis.
     In the second quarter of fiscal 2011 Siemens achieved outstanding, broad-based order growth. We are raising our forecast for income from continuing operations for fiscal 2011 to at least €7.5 billion.
     Substantial order growth continues in the second quarter. All Sectors delivered higher orders and revenue in the second quarter. Orders climbed 28% on growth across all Sectors and large contract wins, which led to a new high in order intake in the Energy Sector. Revenue increased 7% with growth in all three reporting regions. On an organic basis, excluding currency translation and portfolio effects, orders increased 27% and revenue rose 6%. The combined book-to-bill ratio for Siemens was 1.17. At the end of the second quarter of fiscal 2011 the Sectors’ combined order backlog remained at €92 billion, level with order backlog reached at the end of the first quarter of the current fiscal year, despite significant negative currency translation effects within the quarter.
     Global order growth in established and emerging markets. Energy orders climbed more than 50% on the strength of a number of large contract wins at Fossil Power Generation, Renewable Energy and Power Transmission. Double-digit order growth in Industry included strong increases at all Divisions. Order growth in Healthcare was solid across its businesses.
     All regions delivered double-digit order growth, led by the region comprising Europe, the Commonwealth of Independent States (C.I.S.), Africa and the Middle East and the region Asia, Australia. Within Europe, C.I.S., Africa, Middle East, strong growth in Germany included several large Energy orders. Globally, emerging markets again grew significantly faster than orders overall, at 52%, and accounted for €7.475 billion, or 36%, of total orders for the quarter.

New orders (in millions of €)

Siemens
Industry Sector[1]
Energy Sector[1]
Healthcare Sector[1]
28%
22%
51%
6%
20,651
16,166
8,371
6,880
9,205
6,081
3,119
2,945
Q2 2011
Q2 2010

1 Includes intersegment orders.

     Revenue rises in all Sectors and regions. Revenue in Industry was up 9%, due primarily to strong double-digit growth at Drive Technologies and Industry Automation. All Divisions contributed to broad-based revenue growth in Energy. Higher revenue in Healthcare came primarily from its imaging and therapy solutions businesses. Revenue rose in all three regions, led by the Americas and Asia, Australia. More modest increases in Europe, C.I.S., Africa, Middle East included double-digit growth in the Middle East. Emerging markets on a global basis grew faster than revenue overall, at 12% year-over-year, and accounted for €5.579 billion, or 31%, of total revenue for the quarter.

Revenue (in millions of €)

Siemens
Industry Sector[1]
Energy Sector[1]
Healthcare Sector[1]
7%
9%
8%
5%
17,717
16,523
7,812
7,156
6,707
6,182
3,117
2,968
Q2 2011
Q2 2010

1 Includes intersegment revenue.

     Double-digit growth in Sector profit before Areva NP gain. In the second quarter, Total Sectors profit climbed to €3.695 billion, up from €1.849 billion a year earlier. The increase was driven mainly by higher Sector profit at Energy of €2.421 billion. This result was due largely but not only to a pretax €1.520 billion gain from the sale of the Sector’s 34% share in Areva NP to Areva S.A. (Areva). Operating results in Energy included a strong earnings performance by the Fossil Power Generation Division. Profit for Industry also increased substantially year-over-year, with continued strong execution in an improved market environment lifting Sector profit to €824 million.
     In the current quarter, Total Sectors profit benefited from positive currency effects in all Sectors, particularly in Industry and Energy. For comparison, Total Sectors profit in the prior-year period included gains of €157 million related to curtailment of pension plans in the U.S. The Healthcare Sector benefited most strongly from this effect, and as a result its profit of €450 million in the current quarter was lower than in the prior-year quarter. The pension curtailment gains for Energy and Industry were largely offset by charges for capacity adjustments, which totaled €125 million for all Sectors in the prior-year period.

Profit Sectors (in millions of €)

Total Sectors Profit
Industry Sector
Energy Sector
Healthcare Sector
100%
198%
45%
(4)%
3,695
1,849
824
567
2,421
813
450
469
Q2 2011
Q2 2010

     Income from continuing operations more than doubles. Income from continuing operations in the second quarter increased to €3.174 billion from €1.427 billion, and corresponding basic EPS climbed to €3.58 up from €1.62 a year earlier. These increases were due predominantly to higher Total Sectors profit which includes the gain from the sale of Siemens’ share in Areva NP.
     Net income was impacted by discontinued operations. In the current period, net income rose to €2.836 billion compared to €1.498 billion a year earlier. Corresponding basic EPS increased to €3.20 compared to €1.70 a year earlier.
     Siemens has previously announced plans to divest Siemens IT Solutions and Services (for more information see “Portfolio activities” below) and to publicly offer OSRAM. Siemens intends to retain a minority stake in the future OSRAM, in which it intends to remain a long-term anchor shareholder. Both businesses were classified as discontinued operations during the second quarter of fiscal 2011. Prior-period results are presented on a comparable basis.
     Discontinued operations posted a loss of €338 million compared to income of €71 million in the second quarter a year earlier. The main reason for the difference was a loss of €345 million attributable to Siemens IT Solutions and Services including a pretax impairment of €464 million of non-current assets and major project charges of €55 million pretax in the current period. The loss related to Siemens IT Solutions and Services in the prior-year period was €34 million. OSRAM contributed €87 million after tax to income from discontinued operations on higher revenue in all businesses and regions compared to the prior-year period. OSRAM’s result was higher a year earlier, at €91 million after tax, due to a portion of the pension curtailment gain mentioned above.

Income and Profit (in millions of €)

Total Sectors Profit
Income from continuing operations
Net income
100%
122%
89%
3,695
1,849
3,174
1,427
2,836
1,498
Q2 2011
Q2 2010

     Net working capital rises on broad-based growth. After several quarters of strong cash performance, Free cash flow from continuing operations decreased from €1.311 billion in the second quarter a year ago to €354 million in the current quarter. The decline was due primarily to a build-up of net working capital at the Sector level associated with broad-based growth, and also lower billings in excess. Furthermore, the current period included higher cash outflows in connection with personnel-related expenses comprising the previously disclosed special remuneration for non-management employees (for further information see “Reconciliation to consolidated financial statements — Corporate items and pensions”).

Free cash flow from discontinued operations was a negative €416 million, down from a negative €79 million in the prior-year quarter. The decline includes payments related to establishing Siemens IT Solutions and Services as a separate legal group, including for carve-out activities and personnel-related matters. During the second quarter Siemens received €1.7 billion in proceeds from the sale of its stake in Areva NP mentioned earlier. These proceeds are not included in our measure for Free cash flow.

Free cash flow (in millions of €)

Total Sectors
Continuing operations
Continuing and dis-continued operations
(56)%
(73)%
n.a.
1,002
2,298
354
1,311
(62)
1,232
Q2 2011
Q2 2010

     ROCE rises on higher income from continuing operations. On a continuing basis, ROCE (adjusted) increased to 42.7% in the second quarter of fiscal 2011, up from 17.4% a year earlier. The difference was mainly due to higher income from continuing operations, which included the gain on the sale of Siemens’ share in Areva NP.
     Pension plan funded status further improves. The estimated underfunding of Siemens’ pension plans of continuing and discontinued operations as of March 31, 2011, amounted to approximately €5.3 billion, compared to an underfunding of approximately €6.1 billion at the end of the first quarter. The improvement in funded status since December 31, 2010, is due mainly to a decrease in Siemens’ defined benefit obligation (DBO) resulting from an increase in the discount rate assumption as of March 31, 2011. As of September 30, 2010, pension plan underfunding amounted to €7.4 billion.
     New organizational structure announced. At the end of March 2011, Siemens announced a change in its organizational structure. Siemens is going to establish a fourth Sector, Infrastructure & Cities. The new Sector will comprise Industry Sector’s activities of Building Technologies, Mobility and — until its public offering — OSRAM as well as Energy Sector’s activities of Power Distribution including Smart Grid applications. The new Sector will focus on the integration of technologies and customized energy-efficient solutions for public and private infrastructures.
     In the future, the Industry Sector will concentrate exclusively on industry customers. The Sector will optimize its industry orientation and better exploit service business potential. Activities of the Industry Solutions Division will be allocated among the Industry Automation and Drive Technologies Divisions as well as the planned Customer Services Division.
     Financial reporting in the new structure will begin as of October 1, 2011.
     Furthermore, Siemens intends to further strengthen its position in technology by creating a dedicated separate Managing Board position.

Results of Siemens
Results of Siemens — Three months ended March 31, 2011
     The following discussion presents selected information for Siemens for the second quarter of fiscal 2011:
     Orders and revenue
     For the fourth straight quarter, Siemens delivered year-over-year growth in both orders and revenue. Orders climbed to €20.651 billion, up 28% from the second quarter a year earlier, driven by large contract wins that contributed to a new high in order intake in the Energy Sector. Revenue rose 7% to €17.717 billion, including growth in all Sectors and all three reporting regions. On an organic basis, excluding the net effect of currency translation and portfolio transactions, orders rose 27% and revenue was up 6% compared to the prior-year quarter. The combined book-to-bill ratio for the Sectors and Siemens overall was 1.17. The combined order backlog for the three Sectors remained at the level of €92 billion as of March 31, 2011, despite significant negative currency translation effects within the quarter.

	New orders (location of customer)
	Three months
	ended March 31		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Europe, C.I.S.(2), Africa, Middle East	11,895	8,951	33%	33%	1%	(1)%
therein Germany	4,143	2,336	77%	79%	0%	(1)%
Americas	4,873	4,263	14%	13%	1%	0%
therein U.S.	3,340	2,896	15%	15%	0%	0%
Asia, Australia	3,884	2,951	32%	29%	4%	(2)%
therein China	1,489	1,300	15%	15%	3%	(3)%
therein India	810	513	58%	58%	1%	0%
Siemens	20,651	16,166	28%	27%	2%	(1)%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.
     Orders related to external customers rose 28% in the second quarter of fiscal 2011 on growth in all three Sectors. Energy orders climbed more than 50% compared to the prior-year period, driven by a number of large contract wins at Fossil Power Generation, Renewable Energy and Power Transmission. Order intake also increased by double digits in the Industry Sector, including strong increases at all Divisions led by Drive Technologies, Mobility and Industry Automation. Order growth in Healthcare was solid across its businesses. On a global basis, orders in emerging markets grew significantly faster than orders overall, at 52%, and accounted for €7.475 billion, or 36%, of total orders for the quarter.
     On a geographic basis, all three reporting regions posted double-digit order growth, led by strong demand in the regions Europe, C.I.S., Africa, Middle East and Asia, Australia. In the region Europe, C.I.S., Africa, Middle East — our largest reporting region — orders increased 33%, due primarily to high demand in the Energy Sector, highlighted by a particularly large order in Saudi Arabia. Industry orders were up 17% in the region and order intake in Healthcare came in level with the prior-year period. Within the region Europe, C.I.S., Africa, Middle East, orders in Germany climbed 77% overall, driven by a number of large orders for offshore wind power generation and grid access. Order growth in the region Americas included double-digit increases in all three Sectors. Industry reported the strongest increase in the region, 22%, driven by strong demand in the U.S. Large orders at Fossil Power Generation were the primary driver for strong order growth in the Americas’ emerging markets. Orders rose 32% in the region Asia, Australia year-over-year, led by Energy and Industry. Order growth in the Energy Sector was due primarily to Oil & Gas and Power Transmission, while higher demand in Industry included double-digit increases at all Divisions in the Asia, Australia region. The 58% order rise in India was driven by substantial growth at Mobility and Industry Solutions, including large contract wins in both Divisions.

	Revenue (location of customer)
	Three months
	ended March 31		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Europe, C.I.S.(2), Africa, Middle East	9,288	9,135	2%	1%	1%	(1)%
therein Germany	2,523	2,429	4%	5%	0%	(1)%
Americas	4,991	4,378	14%	13%	1%	0%
therein U.S.	3,534	3,243	9%	9%	0%	0%
Asia, Australia	3,438	3,009	14%	11%	4%	0%
therein China	1,438	1,198	20%	18%	3%	(1)%
therein India	550	457	20%	19%	1%	0%
Siemens	17,717	16,523	7%	6%	2%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.
     Revenue related to external customers rose 7% compared to the second quarter a year earlier, including growth in all Sectors. Revenue in the Industry Sector increased 9% year-over-year, driven by strong double-digit growth at Drive Technologies and Industry Automation. Energy revenues were up 8% compared to the prior-year quarter on consistent revenue conversion from the Sector’s large order backlog. Higher revenue in the Healthcare Sector was due primarily to increases at its imaging and therapy solutions businesses. Emerging markets on a global basis grew faster than revenue overall, at 12% year-over-year, and accounted for €5.579 billion, or 31%, of total revenue for the quarter.
     On a geographic basis, revenue increased in all three reporting regions, led by double-digit growth in the regions Americas and Asia, Australia. In the region Europe, C.I.S., Africa, Middle East, second-quarter revenue rose 2% from the prior-year quarter, on a 5% increase in the Industry Sector. Sales in Energy and Healthcare in the region came in level year-over-year. In the region Americas, increases in all Sectors were led by revenue growth of 25% in the Energy Sector, including strong backlog conversion at Renewable Energy and Fossil Power Generation. Revenue rose 14% in the region Asia, Australia on double-digit increases in all Sectors. While revenue growth in the region was well balanced among most businesses of Industry and Healthcare, development in the Energy Sector was driven by substantially higher revenues at Oil & Gas.

Consolidated Statements of Income

	Three months ended
	March 31,
(in millions of €)	2011	2010	% Change
Gross profit on revenue	5,522	4,763	16%
as percentage of revenue	31.2%	28.8%
     Gross profit for the second quarter increased 16% for Siemens overall compared to the same period a year earlier. Gross profit margin was 31.2%, up from 28.8% in the same period a year earlier. The increase was due primarily to volume-driven gross profit growth on a Sector level. Industry reported higher gross profit and higher gross profit margins for all Divisions compared to the prior-year period, driven by Industry Automation. Increase in gross profit for Energy strongly benefited from Fossil Power Generation. Healthcare reported an increase in gross profit on a Sector level.

	Three months ended
	March 31,
(in millions of €)	2011	2010	% Change
Research and development expenses	(967)	(847)	14%
as percentage of revenue	5.5%	5.1%	—
Marketing, selling and general administrative expenses	(2,506)	(2,192)	14%
as percentage of revenue	14.1%	13.3%	—
Other operating income	78	293	(73)%
Other operating expense	(72)	(29)	148%
Income (loss) from investments accounted for using the equity method, net	92	(63)	—
Interest income	543	499	9%
Interest expense	(435)	(438)	(1)%
Other financial income (expense), net	1,482	(49)	—
     Research and development (R&D) expenses increased to €967 million or 5.5% of revenue, from €847 million or 5.1% of revenue in the prior-year period, on increases in all Sectors. Marketing, selling and general administrative (SG&A) expenses in the second quarter rose to €2.506 billion from €2.192 billion on increases in all Sectors associated primarily with growth. General administrative expenses as a percentage of revenue decreased slightly at Industry and remained stable for Energy and Healthcare compared to the prior-year quarter.
     Other operating income was €78 million in the current quarter. For comparison, other operating income of €293 million in the same period a year earlier benefited from a number of positive factors. These included gains from settlement agreements with former Managing and Supervisory Board members in conjunction with compliance matters, €84 million from Siemens’ directors and officers insurance and €38 million related to the agreed recovery of funds frozen by authorities. In addition, the prior-year quarter included higher gains related to the disposal of real estate, including a gain of €69 million on a transaction at Siemens Real Estate (SRE). For additional information, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Other operating expense was €72 million in the second quarter, compared to €29 million in the same period a year earlier. The current quarter included charges related to legal and regulatory matters. For additional information, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Income (loss) from investments accounted for using the equity method, net was a positive €92 million, compared to a negative €63 million in the second quarter a year earlier. The current period included a gain of €91 million on the sale of our 49% interest in Krauss-Maffei Wegmann GmbH & Co. KG (KMW) to the Wegmann Group. Nokia Siemens Networks (NSN) posted a loss of €107 million in the second quarter of fiscal 2011, compared to a loss of €169 million in the prior-year period. For additional information, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Interest income increased to €543 million, from €499 million in the same period a year earlier, due in part to a higher expected return on plan assets related to our pension plans. This in turn resulted primarily from an increase in pension plan assets between the periods under review. The increase in interest income also included higher interest income relating to an increase in total liquidity compared to the prior-year period.

     Interest expense of €435 million for the current period was level with the prior-year quarter. Lower interest expenses related to our pension plans was partly offset by higher interest expenses on a liability associated with a binding offer to purchase additional shares in order to increase its stake in its publicly listed Indian subsidiary Siemens Ltd. For additional information, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Other financial income (expense), net was a positive €1.482 billion, compared to a negative €49 million in the same period a year earlier. The change was due mainly to a pretax €1.520 billion gain from the divestment of the 34% share in Areva NP to Areva within the Energy Sector in the current period. Results related to a major asset retirement obligation swung from a net loss in the prior-year period to a net gain in the current period. For additional information, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.

	Three months ended
	March 31,
(in millions of €)	2011	2010	% Change
Income from continuing operations before income taxes	3,737	1,937	93%
Income taxes	(563)	(510)	10%
as percentage of income from continuing operations before income taxes	15%	26%	—
Income from continuing operations	3,174	1,427	122%
Income (loss) from discontinued operations, net of income taxes	(338)	71	—
Net income	2,836	1,498	89%
Net income attributable to non-controlling interests	43	20	—
Net income attributable to shareholders of Siemens AG	2,793	1,478	89%
     Income from continuing operations before income taxes increased to €3.737 billion, compared to €1.937 billion in the same period a year earlier. The largest factor in the increase was the pretax Areva NP gain of €1.520 billion. Income also rose on higher gross profit for all Sectors. The effective tax rate was lower year-over-year, at 15%, influenced strongly by the mainly tax-free Areva disposal gain. As a result, income from continuing operations was €3.174 billion, up from €1.427 billion in the prior-year period.
     Discontinued operations primarily includes Siemens IT Solutions and Services and OSRAM, which were classified as discontinued operations during the second quarter of fiscal 2011 as mentioned earlier. In addition, discontinued operations include former Com activities, comprising telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007; the enterprise networks business, 51% of which was divested during the fourth quarter of fiscal 2008; and the mobile devices business sold to BenQ Corporation in fiscal 2005 as well as former Siemens VDO Automotive (SV) activities, which was sold to Continental AG in the first quarter of fiscal 2008. Income from discontinued operations in the current quarter was a negative €338 million, compared to a positive €71 million a year earlier. The change year-over-year related mainly to a loss of €345 million after tax attributable to Siemens IT Solutions and Services, including a pretax impairment charge of €464 million of non-current assets as well as project charges of €55 million pretax in the current period. For comparison, the loss within discontinued operations related to Siemens IT Solutions and Services in the prior-year period was €34 million after tax. OSRAM contributed a positive €87 million after tax to income from discontinued operations, compared to a positive €91 million in the prior-year period. The prior-year period benefited from a portion of the pension curtailment gain mentioned earlier. For additional information regarding discontinued operations, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Net income for Siemens in the second quarter increased to €2.836 billion, compared to €1.498 billion in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €2.793 billion, up from €1.478 billion in the prior-year quarter.

Results of Siemens — Six months ended March 31, 2011
     The following discussion presents selected information for Siemens for the first six months of fiscal 2011:
     Orders and revenue
     In the first six months of fiscal 2011, orders rose 25% year-over-year, to €41.488 billion, including a substantially higher volume from major orders in the current period. Revenue increased to €35.320 billion, up 10% from the prior-year period, due in part to strong conversion of orders from the Sectors’ backlogs. This resulted in a book-to-bill ratio for Siemens of 1.17 for the first half. On an organic basis, orders increased 21% and revenue came in 6% above the same period a year earlier.

	New Orders (location of customer)
	Six months
	ended March 31,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Europe, C.I.S.(2), Africa, Middle East	22,595	18,634	21%	20%	2%	(1)%
therein Germany	6,850	4,835	42%	42%	0%	(1)%
Americas	10,667	8,930	19%	12%	7%	0%
therein U.S.	7,660	6,356	21%	13%	7%	0%
Asia, Australia	8,227	5,723	44%	36%	9%	(1)%
therein China	3,129	2,394	31%	26%	7%	(2)%
therein India	1,996	963	107%	98%	9%	0%
Siemens	41,488	33,287	25%	21%	4%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.
     Orders related to external customers in the first six months of fiscal 2011 increased 25% compared to the same period a year earlier, including higher demand in all Sectors. Order intake in the Energy Sector climbed 38% year-over-year. A substantially higher volume from major orders in the current period was most evident at Fossil Power Generation. For comparison, demand in Energy in the prior-year period was constrained by challenging market conditions. The Industry Sector reported order growth of more than 20% on increases in all Divisions, including strong demand at Drive Technologies and Industry Automation as well as a higher volume from major orders at Mobility. Broad-based order growth of 8% in the Healthcare Sector benefited strongly from positive currency translation effects. Orders in emerging markets on a global basis grew significantly faster than orders overall, at 41% year-over-year, and accounted for €14.935 billion, or 36%, of total orders for the first half of fiscal 2011.
     On a geographic basis, Siemens reported double-digit order growth in all three reporting regions in the first half of fiscal 2011. In the region Europe, C.I.S., Africa, Middle East, orders rose 21% on increases in Energy and Industry. The Energy Sector delivered order growth of 35% in the region, due primarily to a substantially higher volume from major orders at Fossil Power Generation and Renewable Energy compared to the prior-year period. Industry orders rose 19% in the Europe, C.I.S., Africa, Middle East region, due in part to a higher volume from large orders at Mobility as well as strong demand at Drive Technologies. Healthcare’s first-half orders in the region came in just below the level of the prior year. The 42% order growth in Germany was due primarily to large second-quarter orders for offshore wind power generation and grid access. Benefiting from positive currency translation effects, order intake rose 19% in the region Americas on double-digit increases in all Sectors, led by Industry and Energy. Industry orders grew 22% in the region, including double-digit increases in most Divisions. Higher orders in the Energy Sector were driven by strong demand at Fossil Power Generation which took in a higher volume from major orders. In the region Asia, Australia, orders climbed 44%, including double-digit growth in all Sectors. Orders in the Energy Sector rose 82% in the first half, including substantial increases at Fossil Power Generation and Oil & Gas. Industry reported 29% growth in the region, led by strong demand at Drive Technologies and Industry Automation. Order intake more than doubled in India compared to the prior-year period, due primarily to a major contract win at Fossil Power Generation in the first quarter of fiscal 2011.

	Revenue (location of customer)
	Six months
	ended March 31,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Europe, C.I.S.(2), Africa, Middle East	18,732	18,088	4%	2%	2%	(1)%
therein Germany	5,293	4,788	11%	11%	0%	0%
Americas	9,886	8,293	19%	13%	7%	0%
therein U.S.	7,103	6,071	17%	11%	6%	0%
Asia, Australia	6,702	5,768	16%	9%	7%	0%
therein China	2,939	2,363	24%	18%	6%	0%
therein India	1,073	838	28%	21%	7%	0%
Siemens	35,320	32,150	10%	6%	4%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.
     Revenue related to external customers rose 10% compared to the first six months of fiscal 2010, including increases in all Sectors. Strong conversion from the Sectors’ order backlogs played a major role in broad-based revenue growth as did beneficial currency translation effects. Revenue in the Industry Sector increased 11% year-over-year, led by strong double-digit growth at Drive Technologies and Industry Automation. Energy also reported revenue growth of 11% in the first half of fiscal 2011 on increases in all Divisions, led by Renewable Energy. Broad-based revenue growth in the Healthcare Sector included a double-digit increase at its imaging and therapy solutions businesses. On a global basis, emerging markets grew faster than revenue overall, at 14%, and accounted for €10.932 billion, or 31%, of total revenue for the first six months of fiscal 2011.
     On a geographic basis, revenue increased in all three reporting regions, led by double-digit growth in the regions Americas and Asia, Australia. In the region Europe, C.I.S., Africa, Middle East, first-half revenue increased 4% year-over-year, including moderate growth in all Sectors. Within the region, double-digit growth in Germany was due primarily to strong increases in the Industry Sector. In the region Americas, higher revenue included strong increases in Energy and Industry. Growth in the Energy Sector was driven by strong backlog conversion at Fossil Power Generation and Renewable Energy. Higher revenues in Industry in the region included double-digit increases at all Divisions. In the region Asia, Australia, first-half revenue rose 16% on double-digit increases in Industry and Healthcare as well as more moderate growth in the Energy Sector. While revenue development in China followed the pattern for the region overall, growth of 28% in India was driven by substantially higher revenue in Energy.

Consolidated Statements of Income

	Six months ended
	March 31,
(in millions of €)	2011	2010	% Change
Gross profit on revenue	11,170	9,544	17%
as percentage of revenue	31.6%	29.7%
     Gross profit for the first six months of fiscal 2011 increased 17% for Siemens overall compared to the same period a year earlier. Gross profit margin was 31.6%, up from 29.7% in the same period a year earlier. The increase was due primarily to volume-driven gross profit growth on a Sector level. Increase in gross profit for Industry was driven by Industry Automation and Drive Technologies. Gross profit for Energy benefited from a strong increase in Fossil Power Generation.

	Six months ended
	March 31,
(in millions of €)	2011	2010	% Change
Research and development expenses	(1,831)	(1,605)	14%
as percentage of revenue	5.2%	5.0%	—
Marketing, selling and general administrative expenses	(4,917)	(4,412)	11%
as percentage of revenue	13.9%	13.7%	—
Other operating income	338	460	(27)%
Other operating expense	(286)	(83)	>200%
Income (loss) from investments accounted for using the equity method, net	215	50	>200%
Interest income	1,091	991	10%
Interest expense	(854)	(873)	(2)%
Other financial income (expense), net	1,410	(63)	—
     Research and development (R&D) expenses in the first half of fiscal 2011 increased to €1.831 billion or 5.2% of revenue, from €1.605 billion or 5.0% of revenue in the prior-year period, due to higher expenses in all Sectors. Marketing, selling and general administrative (SG&A) expenses rose to €4.917 billion, due primarily to business growth. General administrative expenses as a percentage of revenue decreased at Industry and remained stable for Energy and Healthcare compared to the first half a year earlier.
     Other operating income in the first six months was €338 million, compared to €460 million in the same period a year earlier. The current period included €64 million related to a settlement of legal and regulatory matters in connection with portfolio activities. For comparison, the prior-year period benefited from the factors mentioned above in the second-quarter discussion. These included gains related to settlement agreements with former Managing and Supervisory Board members in conjunction with compliance matters, Siemens’ directors and officers insurance and the recovery of funds frozen by authorities. In addition, the prior-year period included higher real estate disposal gains and a €44 million gain related to the sale of our Airfield Solutions Business at Mobility. For additional information, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Other operating expense in the first half was €286 million, compared to €83 million in the prior-year period. The current period included higher charges related to legal and regulatory matters. For additional information, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Income (loss) from investments accounted for using the equity method, net increased to €215 million from €50 million in the first half of the prior year. The current period benefited from the above-mentioned sale of our interest in KMW. In addition, the first-half result related to our stake in NSN improved to a loss of €88 million, compared to a loss of €211 million in the prior-year period. For additional information, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Interest income for the first six months increased to €1.091 billion from €991 million a year earlier. The increase was due in part to a higher expected return on plan assets related to our pension plans, resulting primarily from an increase in pension plan assets between the periods under review. The increase in interest income also included higher interest income relating to an increase in total liquidity compared to the prior-year period.

     Interest expense declined to €854 million from €873 million in the prior-year period, due primarily to lower interest cost related to our pension plans.
     Other financial income (expense), net was a positive €1.410 billion, compared to a negative €63 million in the same period a year earlier. The change was due mainly to the pretax €1.520 billion Areva NP gain mentioned above. Results related to a major asset retirement obligation swung from a net loss in the prior-year period to a net gain in the current period. For additional information, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.

	Six months ended
	March 31,
(in millions of €)	2011	2010	% Change
Income from continuing operations before income taxes	6,336	4,009	58%
Income taxes	(1,316)	(1,133)	16%
as percentage of income from continuing operations before income taxes	21%	28%	—
Income from continuing operations	5,020	2,876	75%
Income (loss) from discontinued operations, net of income taxes	(431)	153	—
Net income	4,589	3,029	52%
Net income attributable to non-controlling interests	78	74	—
Net income attributable to shareholders of Siemens AG	4,511	2,955	53%
     Income from continuing operations before income taxes increased to €6.336 billion in the first six months of fiscal 2011, compared to €4.009 billion in the same period a year earlier. The change year-over-year is due to the factors mentioned earlier, including the pretax Areva NP gain of 1.520 billion. Income also rose on higher gross profit for all Sectors. The effective tax rate was lower year-over-year, at 21%, influenced by the mainly tax-free Areva disposal gain. Income from continuing operations was €5.020 billion in the first six months of fiscal 2011, up from €2.876 billion in the prior-year period.
     Discontinued operations primarily includes Siemens IT Solutions and Services and OSRAM, which were classified as discontinued operations during the second quarter of fiscal 2011 as mentioned earlier. In addition, discontinued operations include former Com activities, comprising telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007; the enterprise networks business, 51% of which was divested during the fourth quarter of fiscal 2008; and the mobile devices business sold to BenQ Corporation in fiscal 2005 as well as former SV activities, which was sold to Continental AG in the first quarter of fiscal 2008. Income from discontinued operations in the first six months of fiscal 2011 was a negative €431 million, compared to a positive €153 million a year earlier. The change year-over-year related mainly to a current period loss of €515 million after tax attributable to Siemens IT Solutions and Services, including the pretax impairment charge of €464 million mentioned earlier for the second quarter of fiscal 2011, a pretax goodwill impairment of €136 million booked in the first quarter of fiscal 2011 as well as the project charges in the second quarter of fiscal 2011 also mentioned earlier. For comparison, the loss after tax related to Siemens IT Solutions and Services in the prior-year period was €45 million. OSRAM contributed a positive €199 million after tax to income from discontinued operations, compared to a positive €180 million in the prior-year period. The prior-year period benefited from a portion of the pension curtailment gain mentioned above. For additional information regarding discontinued operations, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Net income for Siemens in the first six months of fiscal 2011 increased to €4.589 billion, compared to €3.029 billion in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €4.511 billion, up from €2.955 billion in the prior-year period.

Portfolio activities
     In November 2010, Siemens closed the acquisition of a non-controlling interest of 49% in A2SEA A/S, a supplier of installation services for the construction of offshore wind farms, reported within the Renewable Energy Division of the Energy Sector.
     In December 2010, Siemens completed the transfer of its 19.8% stake in GIG Holding GmbH (owner of all shares of Gigaset Communications GmbH) to ARQUES Industries AG.
     In December 2010, Siemens and Atos Origin S.A. (Atos) signed an option agreement which granted Atos the right to acquire Siemens IT Solutions and Services. On February 1, 2011, Atos exercised the option and signed an agreement to acquire Siemens IT Solutions and Services. During the second quarter, the transaction was cleared with the antitrust authorities. Pending approval by Atos’ shareholder meeting, closing of the transaction is expected in the fourth quarter of fiscal 2011. Following signing, Siemens classified Siemens IT Solutions and Services as held for disposal and as discontinued operations. Siemens expects the transaction to have a substantial negative earnings impact in fiscal 2011, in a mid- to high-triple-digit million euro range, depending, among other things, on the final value of the consideration at closing. In particular this negative earnings impact is expected to consist of impairments, including the previously reported goodwill impairment of €136 million booked in the first quarter as well as further impairments on long-lived assets of €464 million booked in the current quarter of fiscal 2011. In addition to the transaction related results and as previously disclosed, Siemens expects further substantial charges in fiscal 2011 related to establishing Siemens IT Solutions and Services as a separate legal group, including for carve-out activities and personnel-related matters. Such charges reported within discontinued operations amounted to €47 million in the current quarter and to €104 million in the first half of fiscal 2011. See also “Notes to Condensed Interim Consolidated Financial Statements.”
     At the beginning of January 2011 the sale of Siemens’ electronics assembly systems business, reported within Centrally managed portfolio activities, to ASM Pacific Technology Ltd. was closed.
     In January 2011, the sale of the 49% interest in KMW to the Wegmann Group was closed after approval by the antitrust authorities and receipt of the second purchase price installment. The gain on the sale of KMW, which is reported in Equity Investments amounts to €91 million.
     In January 2011, Siemens made a binding offer to purchase additional shares in order to increase its stake in its publicly listed Indian subsidiary Siemens Ltd. from about 55% to a maximum of 75%. Siemens offered the shareholders of Siemens Ltd. to purchase their shares for a price of INR 930 per share (written put). The offer period began on March 25, 2011 and ended on April 13, 2011. The offer was accepted in full until that date and the transaction was completed at the end of April 2011, resulting in a cash outflow of €968 million paid after the end of the second quarter of fiscal 2011.
     In February 2011, Siemens signed an agreement to acquire a controlling interest of 100% in Siteco Lighting GmbH (Siteco) in a share deal transaction. Siteco is a leading European lighting company that supplies luminaires and lighting systems for urban infrastructures such as public and commercial buildings, streets, tunnels, airports and sports stadiums. Pending certain closing conditions, including the approval by the relevant antitrust authorities, closing of the transaction is expected in the third quarter of fiscal 2011. Siteco will be integrated into OSRAM, now presented as discontinued operations.
     In March 2011, an independent expert, appointed by Siemens and Areva based on the rules set forth in the shareholders’ agreement, determined the fair market value (purchase price) of Siemens’ 34% share in the joint venture Areva NP at €1.620 billion upon which Siemens received a payment of €1.747 billion from Areva. In addition to the externally determined fair market value, the sale proceeds include other adjusting components based on the shareholders’ agreement and further contractual arrangements between Siemens and Areva, namely interest accretion on the purchase price and a reimbursement of a mandatory capital injection from Areva to Siemens. Following the receipt of the expert opinion and the payment, our shares, previously accounted for as available-for-sale financial asset held for disposal at Energy Sector, were transferred to Areva and derecognized at Siemens. Ongoing arbitration proceedings between Siemens and Areva will decide, among others, on the possibility of a payment between the parties of up to 40% of the purchase price. A decision by the arbitral tribunal is expected in the third quarter of fiscal 2011 and could have a material impact on profit. For further information on arbitration proceedings see “Notes to Consolidated Financial Statements” in our Annual Report for fiscal 2010.

     At the end of March 2011, Siemens announced that it plans to publicly list its subsidiary OSRAM GmbH in fall 2011. Siemens intends to retain a minority stake in the future OSRAM AG, in which it intends to remain a long-term anchor shareholder.
     Siemens completed certain other portfolio transactions during the first six months of fiscal 2011, which did not have a significant effect on our Interim Consolidated Financial Statements. For further information on acquisitions and dispositions, see “Notes to Condensed Interim Consolidated Financial Statements.”

Segment information analysis
Sectors
Industry
Industry — Three months ended March 31, 2011

Sector	Three months
	ended March 31,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Profit	824	567	45%
Profit margin	10.5%	7.9%
New orders	8,371	6,880	22%	20%	2%	0%
Revenue	7,812	7,156	9%	8%	2%	0%

(1)	Excluding currency translation and portfolio effects.
     Beginning in the second quarter of fiscal 2011, results for the Industry Sector no longer include OSRAM, which is classified as discontinued operation in connection with Siemens’ plans for a public offering of OSRAM shares in fall 2011. Prior-period results for the Sector are presented on a comparable basis.
     Profit, revenue and orders for the Sector all rose compared to the second quarter a year ago, on continued strong execution in an improved market environment. Profit climbed to €824 million on strong earnings increases at Industry Automation and Drive Technologies. With profit and growth momentum restored following the downturn, the Sector invested further in innovation and enhanced its regional footprint by adding sales resources as previously announced. For comparison, profit of €567 million in the prior-year period included charges of €63 million related to a project engagement with a local partner in the U.S., €50 million for staff reduction measures and a provision for a supplier-related warranty, which were partly offset by €53 million of the pension curtailment gain mentioned earlier.
     Second-quarter orders rose 22% on double-digit growth at all Divisions and in all three reporting regions. Revenue increased 9%, with growth in all regions. The Sector’s book-to-bill ratio was 1.07 and its order backlog was €29 billion at the end of the quarter.

Divisions	New orders
	Three months
	ended March 31,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Industry Automation	1,862	1,509	23%	20%	2%	1%
Drive Technologies	2,262	1,813	25%	23%	2%	0%
Building Technologies	1,859	1,677	11%	9%	2%	0%
Industry Solutions	1,572	1,427	10%	12%	0%	(2)%
Mobility	1,448	1,141	27%	25%	2%	1%

(1)	Excluding currency translation and portfolio effects.

Divisions	Revenue
	Three months
	ended March 31,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Industry Automation	1,746	1,425	23%	19%	2%	2%
Drive Technologies	1,978	1,620	22%	20%	2%	0%
Building Technologies	1,785	1,656	8%	6%	2%	0%
Industry Solutions	1,430	1,484	(4)%	(2)%	1%	(3)%
Mobility	1,502	1,576	(5)%	(6)%	1%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit margin
	Three months			Three months
	ended March 31,			ended March 31,
(in millions of €)	2011	2010	% Change	2011	2010
Industry Automation	306	191	60%	17.5%	13.4%
Drive Technologies	259	176	47%	13.1%	10.9%
Building Technologies	84	94	(11)%	4.7%	5.7%
Industry Solutions	64	(10)	—	4.5%	(0.7)%
Mobility	106	114	(7)%	7.1%	7.2%
     Second-quarter profit at Industry Automation was €306 million, up 60% year-over-year. Revenue growth drove high capacity utilization and also included a more favorable business mix, compared to the prior-year quarter. Revenue and orders both rose 23%, led by strong growth in the Asia, Australia region. Emerging markets, particularly China, grew even faster than revenue and orders overall. Purchase price allocation (PPA) effects related to the fiscal 2007 acquisition of UGS Corp. were €35 million in the current period, compared to €34 million a year earlier.
     Drive Technologies delivered sharply higher second-quarter profit of €259 million year-over-year, due to a 22% rise in revenue that increased capacity utilization. Higher revenue and profit were most evident in the Division’s short cycle business. New orders for the Division climbed 25%. Both revenue and orders rose in all three regions as market conditions continued to improve.
     Profit at Building Technologies was €84 million in the second quarter, below the prior-period level due to higher marketing and selling expenses associated with growth. Profit in the prior-year period included the supplier-related warranty, which was largely offset by a portion of €24 million of the pension curtailment gain mentioned above. Revenue rose 8% and orders climbed 11% compared to the prior-year period, with increases in all three reporting regions and strong demand for the Division’s energy efficiency solutions.
     Industry Solutions contributed second-quarter profit of €64 million. For comparison, the Division’s loss in the prior-year period included the charges related to a project engagement with a local partner in the U.S. mentioned above and €38 million in charges for staff reduction measures. Second-quarter revenue came in 4% lower year-over-year, due to low order intake in prior periods. Orders rose 10%, due primarily to higher orders in the metals technologies business compared to the second quarter a year ago.
     Mobility delivered €106 million in profit in the second quarter. A year earlier, profit of €114 million benefited from a portion of the pension curtailment gain mentioned above. Orders rose 27% for the quarter, due primarily to a low basis of comparison in the prior-year period. The low level of orders in prior periods also influenced revenue in the current period, which came in 5% below the level a year earlier.
Industry — Six months ended March 31, 2011

Sector	Six months
	ended March 31,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Profit	1,704	1,264	35%
Profit margin	10.9%	9.0%
New orders	17,179	14,001	23%	19%	4%	0%
Revenue	15,646	14,099	11%	7%	4%	0%

(1)	Excluding currency translation and portfolio effects.
     Industry increased its profit for the first half of fiscal 2011 to €1.704 billion from €1.264 billion in the same period a year earlier. All Divisions except Mobility contributed to the increase. For comparison, Mobility’s profit in the prior-year period benefited from a €44 million net gain on the sale of its airfield solutions business. Industry Automation and Drive Technologies were the primary earnings contributors, both posting sharply higher profit on increased capacity utilization. Sector profit for the current six months was burdened by €128 million of a special remuneration allocation (for further information see “Reconciliation to consolidated financial statements — Corporate items and pensions”). In the same period a year earlier, burdens on profit included the above-mentioned charges of €63 million related to a project engagement with a local partner in the U.S., €50 million for staff reduction measures and a provision for a supplier-related warranty, only partly offset by €53 million of the pension curtailment gain mentioned earlier as well as the gain on the sale of Mobility’s airfield solutions business mentioned before.

     Revenue and orders for the Sector increased by 11% and 23%, respectively. The growth was driven mainly by the Industry Automation and Drive Technologies Divisions, which saw improved market conditions compared to the prior-year period. While orders rose in all Divisions, revenue at Industry Solutions and Mobility came in slightly below the prior-year level. On a geographical basis, revenue and orders climbed in all regions with the highest growth rates in the Asia, Australia region.

Divisions	New orders
	Six months
	ended March 31,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Industry Automation	3,718	2,915	28%	22%	4%	1%
Drive Technologies	4,716	3,387	39%	35%	5%	0%
Building Technologies	3,692	3,288	12%	8%	5%	0%
Industry Solutions	2,858	2,661	7%	6%	3%	(2)%
Mobility	3,782	3,028	25%	21%	4%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Revenue
	Six months
	ended March 31,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Industry Automation	3,549	2,823	26%	20%	4%	2%
Drive Technologies	3,805	3,131	22%	18%	4%	0%
Building Technologies	3,564	3,216	11%	6%	5%	0%
Industry Solutions	2,794	2,921	(4)%	(5)%	3%	(3)%
Mobility	3,136	3,158	(1)%	(4)%	3%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit margin
	Six months			Six months
	ended March 31,			ended March 31,
(in millions of €)	2011	2010	% Change	2011	2010
Industry Automation	670	414	62%	18.9%	14.7%
Drive Technologies	488	329	48%	12.8%	10.5%
Building Technologies	200	187	7%	5.6%	5.8%
Industry Solutions	112	58	93%	4.0%	2.0%
Mobility	222	267	(17)%	7.1%	8.4%
     For the first six month of fiscal 2011, profit at Industry Automation rose substantially year-over-year to €670 million on a higher capacity utilization and an improved business mix. Revenue rose 26% and orders grew 28% year-over-year on double-digit increases in all businesses and regions. Growth rates in emerging markets exceeded growth rates for volume overall. PPA effects related to the acquisition of UGS Corp. were €70 million in the current period, compared to €66 million in the first six months of the prior fiscal year.
     Orders and revenue at Drive Technologies increased in all three regions on improved market conditions. Orders at Drive Technologies for the first six months climbed 39% compared to the prior year including higher volume from large orders and revenue increased by 22% year-over-year. Higher capacity utilization led to sharply higher profit compared to the first six months a year earlier.
     Building Technologies increased its first-half profit to €200 million despite increased marketing and selling expenses associated with growth. Demand for energy efficiency solutions drove first-half orders up 12% year-over-year, including double-digit growth in all regions, and took revenue up 11%. For comparison, first-half profit of €187 million a year earlier included a charge for the supplier-related warranty mentioned above, largely offset by a portion of €24 million of the pension curtailment gain mentioned above.

     Orders at Industry Solutions grew 7% in the first six months on higher orders in the metals technologies business including strong demand in the Americas. Revenue declined 4% year-over-year, as lower revenue in Europe, C.I.S., Africa, Middle East more than offset higher revenue in other regions. Profit for Industry Solutions was €112 million in the current period, compared to €58 million in the first half a year earlier, when the Division took the above-mentioned €63 million in charges related to a project engagement with a local partner in the U.S. and €38 million in charges for staff reduction measures.
     Mobility posted profit of €222 million in the first six months of fiscal 2011. For comparison, profit of €267 million in the prior-year period benefited from the €44 million net gain on the sale of the airfield solutions business and from a portion of the pension curtailment gain mentioned above. First-half orders for the Division increased by 25% year-over-year on higher volume from large orders, which included a major order for high-speed trains in the U.K. Revenue came in near the level of the prior-year period.

Energy — Three months ended March 31, 2011

Sector	Three months ended
	March 31,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Profit	2,421	813	198%
Profit margin	36.1%	13.1%
New orders	9,205	6,081	51%	50%	1%	0%
Revenue	6,707	6,182	8%	7%	1%	0%

(1)	Excluding currency translation and portfolio effects.
     The Energy Sector delivered strong operating results in the second quarter, and also recorded the €1.520 billion Areva NP disposal gain at Fossil Power Generation mentioned earlier. Profit overall was €2.421 billion, with Fossil Power Generation again leading all Siemens Divisions in earnings contribution. Sector profit for the quarter includes higher expenses for R&D, marketing and selling associated with growth. Energy also recorded charges associated with proactively optimizing capacities within its global footprint. For comparison, Sector profit in the prior-year period was burdened by charges for capacity adjustments related to a shift of production capacity within the Americas, partly offset by the €25 million pension curtailment gain mentioned earlier.
     All Divisions posted higher revenue and orders compared to the same quarter a year ago. Sector revenue came in 8% higher year-over-year, as Energy continued to execute well in converting its large order backlog into current business. Orders jumped 51% compared to the prior-year quarter, to a new high of €9.205 billion. Higher orders in all regions were highlighted by a particularly large order in Saudi Arabia and three large offshore wind-farms in Germany. Energy expects the pace of order intake to slow in coming quarters following three consecutive quarters of particularly high market demand. The book-to-bill ratio in the current period was 1.37, and the Sector’s order backlog increased to €57 billion, compared to €56 billion at the end of the first quarter in fiscal 2011.

Divisions	New orders
	Three months ended
	March 31,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Fossil Power Generation	3,206	2,250	42%	42%	0%	0%
Renewable Energy	1,967	628	>200%	>200%	2%	0%
Oil & Gas	1,390	1,178	18%	14%	4%	1%
Power Transmission	2,040	1,424	43%	43%	1%	0%
Power Distribution	785	777	1%	(1)%	2%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Revenue
	Three months ended
	March 31,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Fossil Power Generation	2,538	2,447	4%	3%	0%	0%
Renewable Energy	931	862	8%	7%	1%	0%
Oil & Gas	1,123	981	15%	11%	4%	0%
Power Transmission	1,557	1,363	14%	13%	2%	0%
Power Distribution	711	667	7%	4%	2%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit margin
	Three months ended			Three months ended
	March 31,			March 31,
(in millions of €)	2011	2010	% Change	2011	2010
Fossil Power Generation	2,049	329	>200%	80.7%	13.4%
Renewable Energy	48	100	(53)%	5.1%	11.7%
Oil & Gas	125	119	5%	11.2%	12.1%
Power Transmission	142	149	(5)%	9.1%	11.0%
Power Distribution	54	94	(42)%	7.6%	14.1%
     Fossil Power Generation continued its strong execution and earnings performance, and also recorded a €1.520 billion gain on the divestment of its stake in Areva NP. These factors combined to lift profit to €2.049 billion for the quarter. The Division’s operating results rose to a high level due in part to a favorable business mix, including conversion of high-margin component orders from prior periods. Furthermore, the Division’s service business made an especially strong contribution in the quarter. These factors more than offset €87 million charges related to the Olkiluoto project in Finland. The prior-year period was burdened by €59 million in charges for capacity adjustments related to a shift of production capacity within the Americas region. Second-quarter revenue rose 4% compared to the same period a year earlier, including strong growth in the Americas. Fossil Power Generation recorded a higher volume from large orders compared to the prior-year period, particularly including a large order for a combined-cycle power plant in Saudi Arabia. For further information regarding ongoing arbitration proceedings between Siemens and Areva refer to “Legal Proceedings” in our Consolidated Financial Statements as of September 30, 2010. For further information regarding the Olkiluoto project refer to “Notes to Condensed Interim Consolidated Financial Statements” within this report.
     Renewable Energy won new contracts for offshore wind-farms in Germany which took orders up substantially compared to the second quarter a year ago, which included significantly lower volume from large orders. The Division reported revenue 8% above the prior-year period, continuing its growth trend. Second-quarter profit came in lower year-over-year mainly due to higher expenses for R&D, marketing and selling associated with the ongoing expansion of the wind business in emerging markets. In addition, current period profit for the Division was impacted by substantial expenses associated with the ongoing development of our solar business.
     Oil & Gas contributed €125 million to Sector profit in the second quarter. Orders climbed 18% compared to the prior-year period, including strong growth in emerging markets. Revenue grew 15%, including high double-digit increases in Asia, Australia and the Americas.
     Second-quarter orders at Power Transmission climbed 43%, driven in part by a large order for connecting offshore wind-farms to regional power grids. Revenue rose 14%, mainly driven by strong project execution in the solutions business. Profit of €142 million was held back by €41 million charges, including for staff reduction measures, associated with optimizing the Division’s global manufacturing footprint.
     Power Distribution generated 7% revenue growth. Second-quarter orders were up slightly year-over-year, as double-digit growth in Asia, Australia offset declines in other regions. Profit of €54 million was held back by higher expenses year-over-year for marketing and selling as well as R&D associated with ongoing activities related to new technologies such as smart grids.

Energy — Six months ended March 31, 2011

Sector	Six months ended
	March 31,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Profit	3,247	1,583	105%
Profit margin	24.8%	13.4%
New orders	17,964	13,000	38%	34%	4%	0%
Revenue	13,085	11,798	11%	7%	4%	0%

(1)	Excluding currency translation and portfolio effects.
     First-half profit for the Energy Sector rose on a robust operating performance by Fossil Power Generation, and benefited also from the gain resulting from the disposal of our interest in Areva NP mentioned above. The Sector increased its expenses for R&D, marketing and selling associated with growth compared to the first six months a year earlier, particularly at Power Distribution and Renewable Energy. The Sector’s share of the special employee remuneration allocation mentioned earlier was €69 million.
     Revenue rose 11% year-over-year, to €13.085 billion, on strong conversion of orders from the backlog. Sector revenue rose in all regions, highlighted by the Americas. First-half orders reached a new high, climbing 38% to €17.964 billion. The current period included a substantially higher volume from large orders, particularly at Fossil Power Generation and Renewable Energy. The book-to-bill ratio was 1.37.

Divisions	New orders
	Six months ended
	March 31,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Fossil Power Generation	7,122	4,290	66%	62%	5%	0%
Renewable Energy	2,912	2,204	32%	28%	4%	0%
Oil & Gas	2,784	2,209	26%	19%	6%	1%
Power Transmission	3,997	3,135	27%	24%	4%	0%
Power Distribution	1,587	1,504	5%	1%	4%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Revenue
	Six months ended
	March 31,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Fossil Power Generation	4,992	4,704	6%	4%	2%	0%
Renewable Energy	1,799	1,342	34%	31%	3%	0%
Oil & Gas	2,189	1,977	11%	5%	5%	0%
Power Transmission	2,986	2,682	11%	7%	5%	0%
Power Distribution	1,469	1,362	8%	3%	4%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit margin
	Six months ended			Six months ended
	March 31,			March 31,
(in millions of €)	2011	2010	% Change	2011	2010
Fossil Power Generation	2,522	712	>200%	50.5%	15.1%
Renewable Energy	84	124	(32)%	4.7%	9.2%
Oil & Gas	234	237	(1)%	10.7%	12.0%
Power Transmission	276	308	(10)%	9.2%	11.5%
Power Distribution	130	185	(30)%	8.8%	13.6%

     Fossil Power Generation recorded substantially higher first-half profit year-over-year, benefiting from the Areva NP disposal gain of €1.520 billion as mentioned above. Profit in the current period benefited from a favorable revenue mix including conversion of high-margin component orders from prior periods, a strong contribution from the service business as well as positive effects related to project developments. Profit for the Division was burdened by project charges of €87 million as mentioned earlier for the three months ended March 31, 2011. Profit in the prior-year period was impacted by €59 million charges for capacity adjustments related to a shift of production capacity within the Americas region. The Division reported a substantially higher volume of large orders in the first six months, which took orders up sharply to €7.122 billion. High double-digit growth in all regions was driven by Europe, C.I.S., Africa, Middle East and the large order for a combined-cycle power plant in Saudi Arabia as mentioned earlier. First-half revenue rose 6% compared to the prior-year period. An increase in revenue in the Americas more than offset a decline in other regions.
     Orders for the first six months at Renewable Energy climbed 32%, including a substantially higher volume of large orders compared to the same period a year earlier. Orders more than doubled in emerging markets. The Division posted a strong rise in revenue, to €1.799 billion, on conversion of large orders from prior periods. First-half profit was €84 million, lower year-over-year due mainly to higher expenses for R&D, marketing and selling associated with the ongoing expansion of the Division’s wind business in emerging markets. In addition, first-half profit for the Division was impacted by substantial expenses associated with the ongoing development of our solar business.
     Oil & Gas contributed €234 million to Sector profit for the first six months. Orders and revenue for the Division climbed 26% and 11%, respectively, including growth in emerging markets. The increase in first-half revenue was led by the Asia, Australia region.
     Orders at Power Transmission climbed 27%, including double-digit increases in all regions compared to the prior-year period. Revenue rose 11%, including double-digit increases in Europe, C.I.S., Africa, Middle East and the Americas. First-half profit was €276 million, lower year-over-year due to higher marketing and selling expenses associated with growth, pricing pressure, and charges, including for staff reduction measures, associated with optimizing the Division’s global manufacturing footprint.
     Power Distribution generated 5% order growth and 8% revenue growth compared to the first six months a year earlier. While order growth was mainly driven by Asia, Australia, revenue growth was led by Europe, C.I.S., Africa, Middle East. First-half profit for the Division was €130 million, held back by higher expenses year-over-year for marketing and selling as well as R&D associated with expanding activities related to new technologies such as smart grids.

Healthcare — Three months ended March 31, 2011

Sector	Three months
	ended March 31,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Profit	450	469	(4)%
Profit margin	14.5%	15.8%
New orders	3,119	2,945	6%	5%	2%	0%
Revenue	3,117	2,968	5%	3%	2%	0%

(1)	Excluding currency translation and portfolio effects.
     Healthcare contributed Sector profit of €450 million in the second quarter. For comparison, profit of €469 million in the prior-year period included €79 million of the pension curtailment gain mentioned earlier. Profit development was due to good earnings conversion.
     Second-quarter profit at Diagnostics was €86 million, compared to €109 million in the second quarter a year earlier. The current quarter included a less favorable business mix than a year earlier, when profit also benefited from €22 million of the pension curtailment gain mentioned above. PPA effects related to past acquisitions at Diagnostics were €42 million compared to €44 million in the second quarter a year earlier.
     Healthcare revenue rose 5%, led by strong revenue growth at its imaging and therapy systems businesses. Order growth of 6% included higher orders in all businesses compared to the same period a year earlier. On a regional basis, Asia, Australia posted double-digit increases in both revenue and orders highlighted by strong increases in China. The Americas region delivered solid growth in both revenue and orders. Healthcare’s book-to bill ratio was 1.00 for the quarter, and its order backlog remained at €7 billion compared to the previous quarter.
     Diagnostics posted revenue of €924 million and orders of €918 million, up from €901 million and €900 million in the prior-year quarter, respectively, due primarily to growth in the region Asia, Australia.
Healthcare — Six months ended March 31, 2011

Sector	Six months
	ended March 31,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Profit	832	967	(14)%
Profit margin	13.3%	16.7%
New orders	6,288	5,815	8%	3%	5%	0%
Revenue	6,252	5,799	8%	3%	5%	0%

(1)	Excluding currency translation and portfolio effects.
For the first six months of fiscal 2011 the Healthcare Sector posted a profit of €832 million, down from €967 million in the prior-year period. First-half profit was burdened by profit impacts in the first quarter, including the Sector’s portion of the special employee remuneration allocation mentioned earlier, charges stemming from increased cost estimates for completing particle therapy contracts and a reserve related to a customer loan and receivables in the audiology business. For comparison, first-half profit in the prior year benefited from the pension curtailment gain mentioned above. On an operating basis, the current six months profited from a good earnings conversion in the second quarter.
Due in part to a less favorable business mix, first-half profit at Diagnostics was €164 million, below €223 million in the prior-year period which benefited from the pension curtailment gain mentioned above. In the current six months, PPA effects related to past acquisitions were €86 million. A year earlier, PPA effects in the first half totaled €85 million.
Orders for Healthcare came in 8% higher compared to the prior-year period, with contributions from all businesses and double-digit growth in the regions Asia, Australia and Americas. First-half revenue for the Sector was up 8%, due primarily to double-digit growth in the Sector’s imaging and therapy businesses.

Double-digit growth in the region Asia, Australia was highlighted by a strong increase in China. Orders and revenue for Healthcare in the first six months benefited from positive currency translation effects, primarily in the first quarter. On an organic basis, Sector volume growth was 3% for both orders and revenue. Healthcare’s book-to-bill ratio was slightly above 1 in the first six months of fiscal 2011.
Diagnostics posted 6% growth in both orders and revenue compared to the first half a year ago, due primarily to increases in the region Asia, Australia and significant positive currency effects.

Equity Investments
     Equity Investments recorded a profit of €23 million in the second quarter, compared to a loss of €87 million a year earlier. The positive swing includes a gain of €91 million on the sale of Siemens’ 49% stake in KMW in the second quarter. In a continuously challenging business environment, the result related to Siemens’ share in NSN was an equity loss of €107 million, compared to a loss of €169 million a year earlier. NSN reported to Siemens that it recorded restructuring charges and integration costs totaling €28 million, compared to €125 million in the prior-year period.
     Profit for Equity Investments in the first six months of fiscal 2011 was €108 million, compared to a loss of €11 million in the same period a year earlier. The improvement year-over-year included the above-mentioned gain of €91 million on the sale of Siemens’ stake in KMW in the current period. The result related to Siemens’ stake in NSN for the first six months was a loss of €88 million, compared to a loss of €211 million in the prior-year period. NSN reported to Siemens that it took restructuring charges and integration costs totaling €57 million during the current six-month period, down from a total of €215 million in the same period a year earlier.
     After the close of the quarter, NSN completed its previously announced acquisition of Motorola Solutions’ networks assets. Results from Equity Investments are expected to be volatile in coming quarters.
Cross-Sector Business
Financial Services (SFS)

	Three months			Six months
	ended March 31,			ended March 31,
	2011	2010	% Change	2011	2010	% Change
	(in millions of €)			(in millions of €)
Profit	114	96	19%	216	196	10%

				March 31,	Sept. 30,
				2011	2010

Total assets				12,475	12,506	0%
     Financial Services (SFS) delivered €114 million in the second quarter of fiscal 2011 in profit (defined as income before income taxes) and continued to benefit from low credit hits.
     Financial Services raised its profit in the first half of fiscal 2011 to €216 million from €196 million in the prior-year period. The current period benefited from higher interest results and also from lower credit hits. Total assets remained nearly unchanged at €12.475 billion. An increase in assets due to growth in the commercial finance business was offset primarily by negative currency translation effects.
     In December 2010, Siemens received authorization from Germany’s Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin) to engage in banking operations. The Siemens Bank GmbH will support sales at the company’s three Sectors — Industry, Energy and Healthcare — by expanding, with loans and guarantees, the product portfolio of Siemens’ financial services unit in the area of sales financing, in particular. Through wholesale deposit banking activities the bank will also increase the flexibility of Siemens’ internal financing operations and further improve risk management.
Reconciliation to Consolidated Financial Statements
     Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, SRE and various categories of items which are not allocated to the Sectors and to our Cross-Sector Business SFS because Management has determined that such items are not indicative of the Sectors’ and Cross-Sector Business’ respective performance.
Centrally managed portfolio activities
     Centrally managed portfolio activities posted a profit of €9 million in the second quarter, compared to a loss of €24 million in the prior-year period. The second quarter a year earlier included a loss of €22 million related to the electronics assembly systems business which was sold during the current period. Certain business activities of the Siemens IT Solutions and Services business, including the project HERKULES, are not classified as discontinued operations and therefore are retrospectively reclassified to Centrally managed portfolio activities.

     For the six months ended March 31, 2011, the result of Centrally managed portfolio activities was a positive €8 million, up from a negative €34 million a year earlier. The difference is due mainly to the electronics assembly systems business. In the current period, a loss on the disposal was more than offset by a positive result from operating activities, compared to a net loss of €36 million in the prior-year period.
Siemens Real Estate
     Income before income taxes at Siemens Real Estate (SRE) was €1 million in the second quarter, down from €107 million in the same period a year earlier which had included substantially higher income related to the disposal of real estate. During the current quarter, assets with a book value of €63 million were transferred to SRE as part of Siemens’ program to bundle its real estate assets into SRE and to implement further measures to increase the efficiency of these assets. For comparison, during the prior-year period assets with a book value of €194 million were transferred to SRE as part of the program.
     Income before income taxes at SRE for the first six months was €98 million, down from €167 million in the prior-year period. The change year-over-year was mainly due to lower income related to the disposal of real estate in the current period. During the first six months of fiscal 2011, assets with a book value of €413 million were transferred as part of the ongoing bundling program, compared to assets with a book value of €449 million a year earlier. SRE expects to incur costs associated with the program in coming quarters, and to continue with real estate disposals depending on market conditions.
Corporate items and pensions
     Corporate items and pensions totaled a negative €62 million in the second quarter, compared to a positive €30 million in the same period a year earlier.
     This change was driven by Corporate items, which were a negative €81 million compared to a positive €76 million in the prior-year period. The prior-year period benefited from gains in connection with compliance-related matters, including a gain of €96 million, net of related costs, resulting from an agreement with the provider of the Siemens’ directors and officers liability insurance and settlements with former members of Siemens’ Managing Board and Supervisory Board, as well as a gain of €38 million related to the agreed recovery of funds frozen by authorities. The current period included net charges related to legal and regulatory matters. Results related to a major asset retirement obligation swung from a net loss in the prior-year period to a net gain in the current period.
     Centrally carried pension expenses totaled a positive €19 million in the second quarter, compared to a negative €46 million in the prior-year period. The change is due primarily to a positive effect resulting from lower interest costs and a higher expected return on plan assets.
     For the first six months of fiscal 2011, Corporate items and pensions totaled a positive €198 million, compared to a negative €79 million in the prior-year period. Corporate items contributed €151 million in the current period, up from a €20 million in the prior-year period. The current period benefited from management’s allocation of a substantial part of the €267 million in special employee remuneration that was accrued in the fourth quarter of fiscal 2010. Within this part is the €240 million that was debited to the Sectors for management reporting purposes; charges were made to Industry of €128 million, to Energy of €69 million and to Healthcare of €43 million. While the current six-months period included net charges related to legal and regulatory matters, the prior-year period benefited from gains in connection with compliance-related matters, as described earlier.
     Centrally carried pension expenses totaled a positive €47 million in the first six months, compared to a negative €99 million in the prior-year period. The change is due primarily to a positive effect resulting from lower interest costs and a higher expected return on plan assets.

Eliminations, Corporate Treasury and other reconciling items
     Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €43 million in the second quarter, compared to a negative €33 million in the same period a year earlier. The primary factor in the decline was Corporate Treasury activities, particularly including changes in the fair market value of interest rate and foreign currency derivatives not qualifying for hedge accounting. This decline was partly offset by positive effects related to the divestment of financial assets.
     Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €75 million in the first half, compared to a negative €44 million in the same period a year earlier. The primary factor in the decline was related to Corporate Treasury activities, particularly due to changes in the fair market value of interest rate derivatives not qualifying for hedge accounting.

Reconciliation to adjusted EBITDA (continuing operations)
The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to adjusted EBITDA.
We report adjusted EBIT and adjusted EBITDA as a performance measure. The closest comparable GAAP figure under IFRS is Net income as reported in our “Consolidated Statements of Income.”
For further information regarding adjusted EBIT and adjusted EBITDA, please refer to the end of this Interim group management report.
For the six months ended March 31, 2011 and 2010 (in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		Adjusted				and equipment		Adjusted		Adjusted
	Profit(1)(2)		method, net(3)		(expense), net(4)		EBIT(5)		Amortization(6)		and goodwill(7)		EBITDA		EBITDA margin
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Sectors and Divisions
Industry Sector	1,704	1,264	19	6	6	(5)	1,679	1,262	176	165	209	209	2,064	1,637	13.2%	11.6%
Industry Automation	670	414	7	(1)	1	—	662	415	91	88	46	41	799	545
Drive Technologies	488	329	3	1	1	(1)	485	329	23	22	73	69	581	421
Building Technologies	200	187	4	4	—	1	197	183	40	36	41	44	278	263
Industry Solutions	112	58	3	2	—	(2)	109	58	15	12	27	29	151	99
Mobility	222	267	3	1	5	(3)	215	268	7	5	22	25	244	299
Energy Sector	3,247	1,583	22	39	1,512	(9)	1,713	1,553	44	43	185	161	1,942	1,757	14.8%	14.9%
Fossil Power Generation	2,522	712	11	8	1,514	(6)	997	710	7	7	61	56	1,065	773
Renewable Energy	84	124	(13)	7	2	(2)	95	118	9	13	34	24	139	155
Oil & Gas	234	237	—	—	(2)	(1)	236	238	13	13	29	27	278	278
Power Transmission	276	308	24	19	(1)	1	253	288	5	5	43	36	301	329
Power Distribution	130	185	—	5	(1)	(1)	131	181	10	5	16	15	156	201
Healthcare Sector	832	967	2	8	5	9	824	950	159	140	166	168	1,149	1,258	18.4%	21.7%
therein: Diagnostics	164	223	—	—	3	5	161	219	96	89	110	115	367	423

Total Sectors	5,783	3,815	43	54	1,523	(5)	4,216	3,765	379	348	560	538	5,156	4,652

Equity Investments	108	(11)	94	(53)	9	20	5	22	—	—	—	—	5	22
Cross-Sector Business
Financial Services (SFS)	216	196	43	41	150	134	23	21	4	3	143	156	170	179
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	8	(34)	4	6	—	2	4	(42)	2	1	3	5	9	(36)
Siemens Real Estate (SRE)	98	167	—	—	(35)	(23)	134	191	1	1	130	131	264	322
Corporate items and pensions	198	(79)	—	—	54	(88)	144	9	6	7	22	26	172	42
Eliminations, Corporate Treasury and other reconciling items	(75)	(44)	31	2	(55)	15	(51)	(61)	—	—	(26)	(31)	(78)	(92)

Siemens	6,336	4,009	215	50	1,647	55	4,475	3,904	391	360	833	824	5,699	5,089

(1)	Profit of the Sectors and Divisions as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items will be allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

(3)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(4)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(5)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(6)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(7)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €- in the current period and €- in the prior-year period, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

Liquidity, capital resources and requirements
Cash flow — First six months of fiscal 2011 compared to first six months of fiscal 2010
     The following discussion presents an analysis of our cash flows for the first six months of fiscal 2011 and 2010 for both continuing and discontinued operations. In the periods under review discontinued operations include primarily OSRAM and Siemens IT Solutions and Services, which were classified as discontinued operations during the second quarter of fiscal 2011.
     We report Free cash flow as a supplemental liquidity measure, which is defined as net cash provided by (used in) operating activities less cash used for additions to intangible assets and property, plant and equipment. We believe that the presentation of Free cash flow provides useful information to investors because it gives an indication of the long-term cash-generating ability of our business and our ability to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation or as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about the usefulness and limitations of this measure please refer to the last page of this Interim group management report.

						Continuing and
Free cash flow		Continuing operations		Discontinued operations		discontinued operations
		Six months ended March 31,
(in millions of €)		2011	2010	2011	2010	2011	2010
Net cash provided by (used in):(1)
Operating activities	A	2,175	2,743	(297)	1	1,878	2,744
Investing activities		1,287	(994)	(253)	(150)	1,034	(1,144)
Herein: Additions to intangible assets and property, plant and equipment	B	(762)	(719)	(250)	(96)	(1,012)	(815)
Free cash flow(1)(2)	A+B	1,413	2,024	(547)	(95)	866	1,929

(1)	For information regarding the item Net cash provided by (used in) financing activities please refer to the discussion below.

(2)	The closest comparable financial measure of Free cash flow under IFRS is the item Net cash provided by (used in) operating activities. Net cash provided by (used in) operating activities from continuing operations as well as from continuing and discontinued operations is reported in our “Consolidated Statements of Cash Flow.” The item Additions to intangible assets and property, plant and equipment from continuing operations is reconciled to the figures as reported in the “Consolidated Statements of Cash Flow” in the “Notes to Condensed Interim Consolidated Financial Statements.” Other companies that report Free cash flow may define and calculate this measure differently.
     Cash flows from operating activities — Operating activities in continuing and discontinued operations provided net cash of €1.878 billion in the first six months of fiscal 2011, compared to net cash provided of €2.744 billion in the prior-year period.
     Within the total, continuing operations provided net cash of €2.175 billion in the first six months of fiscal 2011, compared to net cash provided of €2.743 billion in the same period a year earlier. The decrease in cash flow from operating activities was due primarily to an increased build-up of net working capital in all Sectors associated with broad-based growth. This negative change of net working capital primarily included an increased build-up in inventories and lower billings in excess of costs mainly in the Energy Sector as well as higher cash outflows in connection with personnel-related expenses comprising the previously disclosed special remuneration for non-management employees. For comparison, the prior-year six-month period included cash outflows related to trade payables and higher cash outflows related to staff reduction measures. The negative change in net working capital was partly offset by cash inflows driven by an increase in income from continuing operations supported by strong Sectors’ operating performance.
     Discontinued operations used net cash of €297 million in the first six months of fiscal 2011, compared to net cash provided of €1 million in the prior-year period. The current period includes cash outflows related to establishing Siemens IT Solutions and Services as a separate legal group, including for carve-out activities and personnel-related matters.
     Cash flows from investing activities — Investing activities in continuing and discontinued operations provided net cash of €1.034 billion in the first six months of fiscal 2011, compared to net cash used of €1.144 billion in the prior-year period.

     Within the total, net cash provided in investing activities for continuing operations amounted to €1.287 billion in the first six months of fiscal 2011 compared to net cash used of €994 million in the prior-year period. The cash inflows in the current six months are due mainly to higher proceeds from sales of investments, intangibles and property, plant and equipment, which rose to €2.537 billion from €166 million in the prior-year period. These cash inflows in the first half of fiscal 2011 included €2.215 billion for the sale of investments primarily related to the proceeds from the sale of our stake in Areva NP of €1.7 billion as well as the proceeds from the sale of our 49% minority stake in Krauss-Maffei Wegmann GmbH & Co. KG. Cash inflows for the current six-month period also included payments of €299 million from real estate disposals at SRE. In contrast, cash outflows of €169 million for the increase in receivables from financing activities relate to the net growth in the commercial finance business at SFS, compared to cash inflows of €111 million in the prior-year period. Cash outflows for acquisitions, net of cash acquired, of €166 million in the first six months of fiscal 2011 relate primarily to acquisitions of entities within the Industry Sector. For comparison, the prior-year period included cash outflows of €428 million including €0.3 billion for the acquisition of Solel Solar Systems, a solar thermal power technology company. Purchases of investments in the first half of fiscal 2011 primarily include cash outflows relating to the build-up of our solar thermal business and the first installment payment for our equity investment in A2SEA A/S, a supplier of offshore wind park installation services.
     Discontinued operations used net cash of €253 million in the first six months of fiscal 2011, compared to net cash used of €150 million in the prior-year period primarily for capital expenditures.
     Free cash flow from continuing and discontinued operations amounted to a positive €866 million in the first half of fiscal 2011 compared to a positive €1.929 billion in the prior-year period.
     Total Free cash flow from continuing operations amounted to a positive €1.413 billion in the first six months of fiscal 2011, compared to a positive €2.024 billion a year earlier. The change year-over-year was due primarily to the decrease in net cash provided by operating activities as discussed above. Cash used for additions to intangible assets and property, plant and equipment increased from €719 million in the prior-year period to €762 million in the first six months of fiscal 2011, primarily due to increased capital expenditures in the Industry Sector.
     On a sequential basis Free cash flow during fiscal 2010 and the first half of fiscal 2011 was as follows:

     Cash flows from financing activities — Financing activities from continuing and discontinued operations used net cash of €2.079 billion in the first half of fiscal 2011, compared to €2.139 billion of net cash used in the prior-year period.
     Within the total, continuing operations used net cash of €2.629 billion in the first six months of fiscal 2011, compared to net cash used of €2.288 billion in the same period a year earlier. The increase in cash outflows was due primarily to the increase in dividends paid to shareholders (for fiscal 2010) in the current six months period of €2.356 billion, compared to €1.388 billion paid (for fiscal 2009) in the prior-year period. These cash outflows were partly offset by cash inflows from changes in short-term debt and other financing activities of €291 million, due mainly to loans from banks. For comparison cash outflows of €522 million in the prior-year period included the repayment of commercial paper. The current period included also proceeds from the issuance of a long-term USD200 million bank loan.

     In the first half of fiscal 2011 we recorded cash outflows of €534 million for financing of discontinued operations, compared to cash outflows of €149 million in the same period a year earlier. Discontinued operations are financed principally from Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.
Capital resources and requirements
     Our capital resources consist of a variety of short- and long-term financial instruments including but not limited to loans from financial institutions, commercial paper, medium-term notes and bonds. In addition, other capital resources consist of liquid resources such as cash and cash equivalents, future cash flows from operating activities and current available-for-sale financial assets.
     Our capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating, Corporate Treasury and SFS financing activities, dividend payments, pension plan funding including funding requirements related to our discontinued operations, portfolio activities and cash outflows in connection with restructuring measures. The cash requirements from portfolio activities comprise the funding requirements related to our binding offer to purchase additional shares in order to increase our stake in the publicly listed Indian subsidiary Siemens Ltd. from about 55% to a maximum of 75% (for more information see “Portfolio activities”).
     Siemens defines Net debt as total debt less total liquidity. Management uses the Net debt measure for internal corporate finance management, as well as for external communication with investors, analysts and rating agencies, and accordingly we believe that the presentation of Net debt is useful for those concerned. Net debt should not, however, be considered in isolation or as an alternative to short-term debt and long-term debt as presented in accordance with IFRS.
     A key consideration for us is maintenance of ready access to the capital markets through various debt products and preservation of our ability to repay and service our debt obligation over time. As an indicator for optimizing our capital structure, we use the ratio of the item Adjusted industrial net debt to the item Adjusted EBITDA. Starting in fiscal 2011 we have advanced the definition of this ratio and present prior-year information on a comparable basis.
     For further information on our capital resources and requirements as well as on our capital structure see “Financial position — Capital resources and requirements,” “Financial position — Capital Structure” and “Notes to Consolidated Financial Statements” in our Annual Report for fiscal 2010. For further information about the usefulness and limitations of Net debt and relating to the ratio of the item Adjusted industrial net debt to the item Adjusted EBITDA and its advanced definition please refer to “Additional information for supplemental financial measures” in our Annual Report for fiscal 2010 and the last page of this Interim group management report.

	March 31,	Sept. 30,
(in millions of €)	2011	2010
Short-term debt and current-maturities of long-term debt(1)	5,016	2,416
Plus: Long-term debt (1)	14,196	17,497
Less: Cash and cash equivalents	(14,973)	(14,108)
Less: Current available-for-sale financial assets	(430)	(246)

Net debt(2)	3,810	5,560
Less: SFS debt	(10,037)	(10,028)
Plus: Pension plans and similar commitments	5,845	8,464
Plus: Credit guarantees	577	597
Less: 50% nominal amount hybrid bond(3)	(874)	(886)
Less: Fair value hedge accounting adjustment(4)	(719)	(1,518)

Adjusted industrial net debt(5)	(1,398)	2,189

(1)	The item Short-term debt and current-maturities of long term-debt as well as the item Long-term debt included in total fair value hedge accounting adjustments of €719 million as of March 31, 2011 and €1.518 billion as of September 30, 2010.

(2)	We typically need a considerable portion of our cash and cash equivalents as well as current available-for-sale financial assets at any given time for purposes other than debt reduction. The deduction of these items from total debt in the calculation of Net debt therefore should not be understood to mean that these items are available exclusively for debt reduction at any given time. Net debt comprises components as stated on the Consolidated Statements of Financial Position.

(3)	The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment reflects the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

(4)	Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid. We believe, this is a more meaningful figure for the calculation presented above. For further information on fair value hedges see “Notes to Consolidated Financial Statements” in our Annual Report for fiscal 2010.

(5)	Due to rounding, numbers presented may not add up precisely to totals provided.
     The following discussion presents an analysis of changes in the item Adjusted industrial net debt in the first six months of fiscal 2011.
     Net debt was €3.810 billion as of March 31, 2011, compared to €5.560 billion as of September 30, 2010. Within Net debt, the item Short-term debt and current maturities of long-term debt increased by €2.600 billion compared to the end of the prior fiscal year, due mainly to the reclassification of €1.550 billion in 5.25% medium-term notes, USD500 million in floating rate notes (USD LIBOR + 0.15%) and USD750 million in 5.5% notes from the item Long-term debt to the item Short-term debt and current maturities of long-term debt. Long-term debt decreased by €3.301 billion compared to the end of the prior fiscal year, primarily due to the above-mentioned reclassification of notes, a lower fair value hedge accounting adjustment and currency translation effects partly offset by a loan from a bank. Current available-for-sale financial assets increased from €246 million as of September 30, 2010 to €430 million as of March 31, 2011 due primarily to the reclassification of funds. For further information regarding the increase in the item Cash and cash equivalents please refer to “Cash flow — First six months of fiscal 2011 compared to first six months of fiscal 2010” above. For further information on the decrease in the liability for pension plans and similar commitments see “Funding of pension plans and similar commitments.”
     The ratio of the item Adjusted industrial net debt to the item Adjusted EBITDA for the three and the six months ended March 31, 2011 and for the fiscal year ended September 30, 2010 was as follows:

	Three months ended	Six months endend	Fiscal year ended
(in millions of €)	March 31, 2011	March 31, 2011	September 30, 2010
Adjusted EBITDA (continuing operations)	2,665	5,699	9,804

Adjusted industrial net debt / adjusted EBITDA (continuing operations) (1)	(0.13)	(0.12)	0.22

(1)	In order to calculate this ratio, adjusted EBITDA (continuing operations) needs to annualized.

Credit ratings
     On April 18, 2011, Standard & Poor’s (S&P) revised its outlook for Siemens’ credit rating from “stable” to “positive.” A rating outlook indicates the potential direction of a long-term credit rating over the medium-term. At the same time, S&P affirmed our “A+” long-term credit rating and raised our short-term corporate credit rating from “A-1” to “A-1+.” This is the highest short-term rating within the S&P’s short-term rating scale. S&P announced that the rating action reflects Siemens’ solid operating and financial performance throughout the 2008 to 2010 global financial and economic downturn. The upgrade of our short-term rating is based on S&P’s assessment of Siemens’ liquidity.
     Moody’s Investor Service made no rating changes.
     We expect no significant impact on our funding costs as a consequence of the revised rating outlook or the upgrade of our short-term rating by S&P.
Funding of pension plans and similar commitments
     Funded status, pension plan assets and defined benefit obligation of Siemens’ pension plans as well as funded status of Siemens’ predominantly unfunded other post-employment benefit plans presented below include combined amounts related to continuing operations as well as discontinued operations for Siemens IT Solutions and Services and for OSRAM. For more information on Siemens’ pension plans and similar commitments and the allocation between continuing and discontinued operations of the respective net amounts, see “Notes to Condensed Interim Consolidated Financial Statements.”
     At the end of the first six months of fiscal 2011, the combined funded status of Siemens’ pension plans showed an underfunding of €5.3 billion, compared to an underfunding of €7.4 billion at the end of fiscal 2010. The improvement in funded status since September 30, 2010 is due to a decrease in Siemens’ defined benefit obligation (DBO), which was only partly offset by a negative actual return on plan assets. The DBO decreased due to an increase in the discount rate assumption as of March 31, 2011, partly offset by accrued service and interest costs. The actual return on plan assets of Siemens’ funded pension plans for the first six months of fiscal 2011 amounted to a negative €405 million, compared to the expected return for the first six months of fiscal 2011 of €756 million, which represents an expected 6.4% annual return. While equity investments yielded positive results in the first six months, fixed-income investments performed negatively.
     The fair value of plan assets of Siemens’ funded pension plans as of March 31, 2011, was €23.4 billion, compared to €24.1 billion on September 30, 2010. In the first six months of fiscal 2011, employer contributions amounted to €561 million compared to €426 million in the prior-year period. Contributions in both fiscal 2011 and 2010 include a supplemental pension plan funding in the U.K. The decrease in plan assets was due mainly to benefits paid during the six-months period as well as due to the negative actual return on plan assets and currency translation effects.
     The estimated DBO for Siemens’ pension plans amounted to €28.7 billion as of March 31, 2011, €2.8 billion lower than the DBO of €31.5 billion as of September 30, 2010. The change is due to a significant increase in the discount rate assumption as of March 31, 2011, only slightly offset by the net of service and interest cost less benefits paid during the six-month period ended March 31, 2011.
     The combined funded status of Siemens’ predominantly unfunded other post-employment benefit plans amounted to an underfunding of €0.8 billion, both at the end of the first six months of fiscal 2011 and as of September 30, 2010.

Report on risks and opportunities
     Within the scope of its entrepreneurial activities and the variety of its operations, Siemens encounters numerous risks and opportunities which could negatively or positively affect business development. For the early recognition and successful management of relevant risks and opportunities we employ a number of coordinated risk management and control systems. Risk management facilitates the sustainable protection of our future corporate success and is an integral part of all our decisions and business processes.
     In our Annual Report for fiscal 2010 we described certain risks which could have a material adverse effect on our financial condition, including effects on assets, liabilities and cash flows, and results of operations, certain opportunities as well as the design of our risk management system.
     As previously disclosed, we may be exposed to risks relating to the interruption of the supply chain, including the inability of third parties to deliver parts, components and services on time, and may be subject to rising raw material prices. In particular, we may be exposed to the risk of delays and interruptions of the supply chain as a consequence of natural disasters, such as those which have recently occurred in Japan, should we be unable to identify alternative sources of supply in a timely manner or at all. A general shortage of materials, components or sub-components as a result of natural disasters also bears the risk of unforeseeable fluctuations in prices and demand, which might adversely affect our results of operations.
     Furthermore we have previously disclosed that our financial condition and results of operations may be adversely affected by portfolio measures. With respect to dispositions, we may not be able to divest some of our activities as planned, and the divestitures we do carry out could have a negative impact on our financial condition, results of operations and, potentially, our reputation. For information on portfolio measures see “Portfolio activities.”
     During the first six months of fiscal 2011 we identified no further significant risks and opportunities besides those presented in our Annual Report for fiscal 2010 and in the sections of this Interim Report entitled “Overview of financial results for the second quarter of fiscal 2011 (Three months ended March 31, 2011),” “Segment information analysis,” and “Legal proceedings.” Additional risks not known to us or that we currently consider immaterial could also impair our business operations. We do not expect to incur any risks that alone or in combination would appear to jeopardize the continuity of our business.
     For information concerning forward-looking statements and additional information, please also refer to the end of this Interim group management report.

Legal proceedings
     For information on legal proceedings, see “Notes to Condensed Interim Consolidated Financial Statements.”
Outlook for fiscal 2011
     We expect organic order intake to show a significant increase compared to order intake of €74.055 billion for continuing operations in fiscal 2010. Supported also by our already strong order backlog, we expect revenue, which was €68.978 billion for continuing operations in fiscal 2010, to return to mid-single-digit organic growth. We further anticipate income from continuing operations to be at least €7.5 billion. Income from continuing operations in fiscal 2010 was €4.262 billion.
     For fiscal 2010, orders, revenue and income from continuing operations exclude results from OSRAM and Siemens IT Solutions and Services which are reported as discontinued operations in fiscal 2011.
     This outlook excludes effects that may arise from legal and regulatory matters, among others possible effects from an ongoing arbitration proceeding between Siemens and Areva S.A.

     New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; Total Sectors Profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effect from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see “Supplemental financial measures” and the related discussion in Siemens’ annual report on Form 20-F for fiscal 2010, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.
     This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancelling recognized orders, of prices declining as a result of adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the U.S. dollar and the currencies of emerging markets such as China, India and Brazil), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating obligations for pension plans and similar commitments may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and other post-employment benefit plans. Any increase in market volatility, deterioration in the capital markets, decline in the conditions for the credit business, uncertainty related to the subprime, financial market and liquidity crises, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with: disposing of business activities, certain strategic reorientation measures; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions, implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time resulting for example from natural disasters; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three and six months ended March 31, 2011 and 2010
(in millions of €, per share amounts in €)

		Three months		Six months
		ended March 31,		ended March 31,
	Note	2011	2010	2011	2010
Revenue		17,717	16,523	35,320	32,150
Cost of goods sold and services rendered		(12,195)	(11,760)	(24,150)	(22,606)

Gross profit		5,522	4,763	11,170	9,544
Research and development expenses		(967)	(847)	(1,831)	(1,605)
Marketing, selling and general administrative expenses		(2,506)	(2,192)	(4,917)	(4,412)
Other operating income	3	78	293	338	460
Other operating expense	4	(72)	(29)	(286)	(83)
Income (loss) from investments accounted for using the equity method, net		92	(63)	215	50
Interest income	5	543	499	1,091	991
Interest expense	5	(435)	(438)	(854)	(873)
Other financial income (expense), net	5	1,482	(49)	1,410	(63)

Income from continuing operations before income taxes		3,737	1,937	6,336	4,009
Income taxes		(563)	(510)	(1,316)	(1,133)

Income from continuing operations		3,174	1,427	5,020	2,876
Income (loss) from discontinued operations, net of income taxes		(338)	71	(431)	153

Net income		2,836	1,498	4,589	3,029

Attributable to:
Non-controlling interests		43	20	78	74
Shareholders of Siemens AG		2,793	1,478	4,511	2,955
Basic earnings per share	14
Income from continuing operations		3.58	1.62	5.66	3.24
Income (loss) from discontinued operations		(0.38)	0.08	(0.49)	0.17

Net income		3.20	1.70	5.17	3.41

Diluted earnings per share	14
Income from continuing operations		3.55	1.61	5.60	3.21
Income (loss) from discontinued operations		(0.38)	0.08	(0.48)	0.16

Net income		3.17	1.69	5.12	3.37

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)
For the three and six months ended March 31, 2011 and 2010
(in millions of €)

	Three months		Six months
	ended March 31,		ended March 31,
	2011	2010	2011	2010
Net income	2,836	1,498	4,589	3,029
Currency translation differences	(584)	755	(207)	992
Available-for-sale financial assets	(46)	14	(31)	27
Derivative financial instruments	160	(209)	104	(317)
Actuarial gains and losses on pension plans and similar commitments	313	(417)	1,110	(629)

Other comprehensive income, net of tax (1)	(157)	143	976	73

Total comprehensive income	2,679	1,641	5,565	3,102

Attributable to:
Non-controlling interests	10	68	60	126
Shareholders of Siemens AG	2,669	1,573	5,505	2,976

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €4 and €8, respectively, for the three months ended March 31, 2011 and 2010, and €19 and €4 for the six months ended March 31, 2011 and 2010, respectively.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of March 31, 2011 (unaudited) and September 30, 2010
(in millions of €)

	Note	3/31/11	9/30/10
ASSETS
Current assets
Cash and cash equivalents		14,973	14,108
Available-for-sale financial assets		430	246
Trade and other receivables		13,724	14,971
Other current financial assets		3,049	2,610
Inventories		15,323	14,950
Income tax receivables		738	790
Other current assets		1,297	1,258
Assets classified as held for disposal	2	5,195	715

Total current assets		54,729	49,648

Goodwill	6	15,321	15,763
Other intangible assets	7	4,463	4,969
Property, plant and equipment		9,893	11,748
Investments accounted for using the equity method		4,703	4,724
Other financial assets		9,328	11,296
Deferred tax assets		2,807	3,940
Other assets		678	739

Total assets		101,922	102,827

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	8	5,016	2,416
Trade payables		7,063	7,880
Other current financial liabilities		2,480	1,401
Current provisions		4,917	5,138
Income tax payables		1,794	1,816
Other current liabilities		19,816	21,794
Liabilities associated with assets classified as held for disposal	2	2,971	146

Total current liabilities		44,057	40,591

Long-term debt	8	14,196	17,497
Pension plans and similar commitments	9	5,845	8,464
Deferred tax liabilities		711	577
Provisions		2,977	3,332
Other financial liabilities		721	990
Other liabilities		1,932	2,280

Total liabilities		70,439	73,731

Equity	10
Common stock, no par value (1)		2,743	2,743
Additional paid-in capital		5,952	5,986
Retained earnings		25,432	22,998
Other components of equity		(141)	(8)
Treasury shares, at cost (2)		(3,071)	(3,373)

Total equity attributable to shareholders of Siemens AG		30,915	28,346

Non-controlling interests		568	750

Total equity		31,483	29,096

Total liabilities and equity		101,922	102,827

(1)	Authorized: 1,117,803,421 and 1,111,513,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	40,400,727 and 44,366,416 shares, respectively.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the six months ended March 31, 2011 and 2010
(in millions of €)

		Six months
		ended March 31,
	Note	2011	2010
Cash flows from operating activities
Income from continuing operations		5,020	2,876
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments		1,224	1,184
Income taxes		1,316	1,133
Interest (income) expense, net		(237)	(118)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net		(108)	(195)
(Gains) losses on sales of investments, net (1)		(1,666)	(20)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net		(2)	(2)
(Income) losses from investments (1)		(102)	(58)
Other non-cash (income) expenses		175	(91)
Change in current assets and liabilities
(Increase) decrease in inventories		(1,584)	(423)
(Increase) decrease in trade and other receivables		(195)	230
(Increase) decrease in other current assets (3)		(441)	(25)
Increase (decrease) in trade payables		163	(647)
Increase (decrease) in current provisions (2)		31	215
Increase (decrease) in other current liabilities (2)(3)		(589)	(464)
Change in other assets and liabilities (2)(3)		(164)	(202)
Additions to assets held for rental in operating leases		(298)	(238)
Income taxes paid		(769)	(786)
Dividends received		39	49
Interest received		362	325

Net cash provided by (used in) operating activities — continuing operations		2,175	2,743
Net cash provided by (used in) operating activities — discontinued operations		(297)	1
Net cash provided by (used in) operating activities		1,878	2,744
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment		(762)	(719)
Acquisitions, net of cash acquired		(166)	(428)
Purchases of investments (1)		(293)	(104)
Purchases of current available-for-sale financial assets		(6)	(121)
(Increase) decrease in receivables from financing activities		(169)	111
Proceeds from sales of investments, intangibles and property, plant and equipment (1)		2,537	166
Proceeds and (payments) from disposals of businesses		135	70
Proceeds from sales of current available-for-sale financial assets		11	31

Net cash provided by (used in) investing activities — continuing operations		1,287	(994)
Net cash provided by (used in) investing activities — discontinued operations		(253)	(150)
Net cash provided by (used in) investing activities		1,034	(1,144)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock and other transactions with owners	10	190	69
Proceeds from issuance of long-term debt		113	—
Repayment of long-term debt (including current maturities of long-term debt)		(25)	—
Change in short-term debt and other financing activities		291	(522)
Interest paid		(211)	(219)
Dividends paid	10	(2,356)	(1,388)
Dividends paid to non-controlling interest holders		(97)	(79)
Financing discontinued operations(4)		(534)	(149)

Net cash provided by (used in) financing activities — continuing operations		(2,629)	(2,288)
Net cash provided by (used in) financing activities — discontinued operations		550	149
Net cash provided by (used in) financing activities		(2,079)	(2,139)
Effect of exchange rates on cash and cash equivalents		(25)	184
Net increase (decrease) in cash and cash equivalents		808	(355)
Cash and cash equivalents at beginning of period		14,227	10,204

Cash and cash equivalents at end of period		15,035	9,849
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period		62	96

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)		14,973	9,753

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

(2)	The current portion within provisions and accruals of the prior period was reclassified to conform to the current period presentation.

(3)	The prior period presentation of derivatives qualifying for cash flow hedge accounting was reclassified to conform to the current year presentation.

(4)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the six months ended March 31, 2011 and 2010
(in millions of €)

			Total comprehensive income
					Other components of equity
						Available-				Total equity
		Additional			Currency	for-sale	Derivative		Treasury	attributable
	Common	paid-in	Retained		translation	financial	financial		shares	to shareholders	Non-controlling	Total
	stock	capital	earnings		differences	assets	instruments	Total	at cost	of Siemens AG	interests	equity
Balance at October 1, 2009	2,743	5,946	22,646		(1,294)	76	161	21,589	(3,632)	26,646	641	27,287

Net income	—	—	2,955		—	—	—	2,955	—	2,955	74	3,029
Other comprehensive income, net of tax	—	—	(626	) (1)	940	27	(320)	21	—	21	52	73 (2)
Dividends	—	—	(1,388)		—	—	—	(1,388)	—	(1,388)	(113)	(1,501)
Share-based payment	—	(12)	(17)		—	—	—	(17)	—	(29)	—	(29)
Purchase of common stock	—	—	—		—	—	—	—	—	—	—	—
Re-issuance of treasury stock	—	(20)	—		—	—	—	—	176	156	—	156
Other changes in equity	—	—	(21)		—	—	—	(21)	—	(21)	(25)	(46)

Balance at March 31, 2010	2,743	5,914	23,549		(354)	103	(159)	23,139	(3,456)	28,340	629	28,969

Balance at October 1, 2010	2,743	5,986	22,998		(115)	95	12	22,990	(3,373)	28,346	750	29,096

Net income	—	—	4,511		—	—	—	4,511	—	4,511	78	4,589
Other comprehensive income, net of tax	—	—	1,110	(1)	(188)	(31)	103	994	—	994	(18)	976 (2)
Dividends	—	—	(2,356)		—	—	—	(2,356)	—	(2,356)	(117)	(2,473)
Share-based payment	—	(59)	(11)		—	—	—	(11)	—	(70)	—	(70)
Purchase of common stock	—	—	—		—	—	—	—	—	—	—	—
Re-issuance of treasury stock	—	25	—		—	—	—	—	302	327	—	327
Transactions with non-controlling interests (3)	—	—	(823)		(17)	—	—	(840)	—	(840)	(121)	(961)
Other changes in equity	—	—	3		—	—	—	3	—	3	(4)	(1)

Balance at March 31, 2011	2,743	5,952	25,432		(320)	64	115	25,291	(3,071)	30,915	568	31,483

(1)	Retained earnings includes actuarial gains and losses on pension plans and similar commitments of €1,110 and €(626), respectively, in the six months ended March 31, 2011 and 2010.

(2)	In the six months ended March 31, 2011 and 2010, Other comprehensive income, net of tax includes non-controlling interests of €— and €(3) relating to Actuarial gains and losses on pension plans and similar commitments, €(19) and €52 relating to Currency translation differences, €— and €— relating to Available-for-sale financial assets and €1 and €3 relating to Derivative financial instruments.

(3)	Includes the acquisition of additional subsidiary shares in Siemens Ltd., India.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended March 31, 2011 and 2010 and as of September 30, 2010
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders(1)		revenue		revenue		revenue		Profit(2)		Assets(3)		cash flow(4)		and equipment		impairments(5)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	3/31/11	9/30/10	2011	2010	2011	2010	2011	2010
Sectors
Industry	8,371	6,880	7,498	6,891	314	264	7,812	7,156	824	567	8,221	7,823	561	815	131	87	195	192
Energy	9,205	6,081	6,621	6,105	86	77	6,707	6,182	2,421	813	1,881	805	(3)	880	117	108	116	108
Healthcare	3,119	2,945	3,102	2,949	15	19	3,117	2,968	450	469	11,578	11,952	443	604	59	71	163	158

Total Sectors	20,695	15,907	17,221	15,945	416	360	17,637	16,306	3,695	1,849	21,679	20,580	1,002	2,298	306	266	473	458
Equity Investments	—	—	—	—	—	—	—	—	23	(87)	3,170	3,319	—	7	—	—	—	—
Cross-Sector Business
Financial Services (SFS)	220	197	209	195	11	4	220	198	114	96	12,475	12,506	109	92	7	25	68	82
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	96	187	104	135	1	2	106	137	9	(24)	(372)	(457)	2	(52)	—	1	2	4
Siemens Real Estate (SRE)	546	473	100	120	445	354	546	473	1	107	4,794	5,067 (6)	(46)	59	84	65	65	82
Corporate items and pensions	114	163	83	128	32	42	116	170	(62)	30	(8,337)	(9,657)	(455)	(455)	13	9	14	17
Eliminations, Corporate Treasury and other reconciling items	(1,020)	(761)	—	—	(906)	(761)	(906)	(761)	(43)	(33)	68,513	71,468	(258)	(639)	(1)	(3)	(13)	(15)

Siemens	20,651	16,166	17,717	16,523	—	—	17,717	16,523	3,737	1,937	101,922	102,827	354	1,311	409	363	609	627

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets; since fiscal 2011, Total assets of SRE nets certain intercompany finance receivables with certain intercompany finance liabilities.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

(6)	As of September 30, 2010, Total assets of SRE amounts to €4,554 after netting of certain intercompany finance receivables with certain intercompany finance liabilities.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the six months ended March 31, 2011 and 2010 and as of September 30, 2010
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders(1)		revenue		revenue		revenue		Profit(2)		Assets(3)		cash flow(4)		and equipment		impairments(5)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	3/31/11	9/30/10	2011	2010	2011	2010	2011	2010
Sectors
Industry	17,179	14,001	15,062	13,588	584	511	15,646	14,099	1,704	1,264	8,221	7,823	1,167	1,294	233	176	385	373
Energy	17,964	13,000	12,941	11,638	144	160	13,085	11,798	3,247	1,583	1,881	805	642	1,421	207	197	229	204
Healthcare	6,288	5,815	6,219	5,770	33	29	6,252	5,799	832	967	11,578	11,952	681	897	113	147	325	308

Total Sectors	41,430	32,816	34,222	30,996	761	699	34,984	31,695	5,783	3,815	21,679	20,580	2,491	3,612	553	520	939	886
Equity Investments	—	—	—	—	—	—	—	—	108	(11)	3,170	3,319	—	14	—	—	—	—
Cross-Sector Business
Financial Services (SFS)	444	402	410	381	34	23	444	404	216	196	12,475	12,506	208	241	17	46	147	159
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	311	338	326	281	6	12	333	294	8	(34)	(372)	(457)	(48)	(103)	4	4	5	6
Siemens Real Estate (SRE)	1,062	908	206	242	857	666	1,063	908	98	167	4,794	5,067 (6)	(80)	37	167	134	131	132
Corporate items and pensions	235	309	156	250	69	68	225	318	198	(79)	(8,337)	(9,657)	(798)	(988)	24	20	28	33
Eliminations, Corporate Treasury and other reconciling items	(1,994)	(1,486)	—	—	(1,728)	(1,468)	(1,728)	(1,468)	(75)	(44)	68,513	71,468	(359)	(789)	(2)	(5)	(26)	(31)

Siemens	41,488	33,287	35,320	32,150	—	—	35,320	32,150	6,336	4,009	101,922	102,827	1,413	2,024	762	719	1,224	1,184

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets; since fiscal 2011, Total assets of SRE nets certain intercompany finance receivables with certain intercompany finance liabilities.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

(6)	As of September 30, 2010, Total assets of SRE amounts to €4,554 after netting of certain intercompany finance receivables with certain intercompany finance liabilities.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
1. Basis of presentation
     The accompanying Condensed Interim Consolidated Financial Statements (Interim Consolidated Financial Statements) present the operations of Siemens AG and its subsidiaries (the Company or Siemens). The Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB.
     Siemens prepares and reports its Interim Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the fields of electronics and electrical engineering.
     Interim Consolidated Financial Statements—The accompanying Consolidated Statement of Financial Position as of March 31, 2011, the Consolidated Statements of Income for the three and six months ended March 31, 2011 and 2010, the Consolidated Statements of Comprehensive Income for the three and six months ended March 31, 2011 and 2010, the Consolidated Statements of Cash Flow for the six months ended March 31, 2011 and 2010, the Consolidated Statements of Changes in Equity for the six months ended March 31, 2011 and 2010 and the explanatory Notes to Consolidated Financial Statements are unaudited and have been prepared for interim financial information. These Interim Consolidated Financial Statements are condensed and prepared in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and shall be read in connection with Siemens’ Annual IFRS Consolidated Financial Statements as of September 30, 2010 (Consolidated Financial Statements). The interim financial statements apply the same accounting principles and practices as those used in the 2010 annual financial statements. In the opinion of management, these unaudited Interim Consolidated Financial Statements include all adjustments of a normal and recurring nature necessary for a fair presentation of results for the interim periods. Results for the three and six months ended March 31, 2011, are not necessarily indicative of future results.
     The Interim Consolidated Financial Statements were authorized for issue by the Managing Board on May 5, 2011.
     Financial statement presentation—Information disclosed in the Notes relates to Siemens unless stated otherwise.
     Basis of consolidation—The Interim Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries, which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPEs) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. To determine when the Company should consolidate based on substance, Siemens considers the circumstances listed in SIC-12.10 as additional indicators regarding a relationship in which Siemens controls an SPE. Siemens looks at these SIC-12.10 circumstances as indicators and always privileges an analysis of individual facts and circumstances on a case-by-case basis. Associated companies—companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20 percent to 50 percent of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also accounted for under the equity method.
     Business combinations—Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed in the period incurred. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. Uniform accounting policies are applied. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Non-controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. After initial recognition, non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are re-measured to fair value.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Discontinued operations and non-current assets held for disposal—Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (a) represents a separate major line of business or geographical area of operations and (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale. In the Consolidated Statements of Income of the reporting period and of the comparable period, income and expenses from discontinued operations are reported separately from income and expenses from continuing operations. In the Consolidated Statements of Cash Flow the cash flows from discontinued operations are presented separately from cash flows of continuing operations; prior periods are presented on a comparable basis. In order to present the financial effects of a discontinued operation revenues and expenses arising from intragroup transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operation. In any case no profit or loss is recognized for intragroup transactions.
     Siemens classifies a non-current asset or a disposal group as held for disposal if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups and its sale must be highly probable. Non-current assets classified as held for disposal and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell.
     Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements as well as reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.
     Income taxes—In interim periods, tax expense is based on the current estimated annual effective tax rate.
     Reclassifications—The presentation of certain prior-year information has been reclassified to conform to the current year presentation.
     Recent accounting pronouncements, not yet adopted—In October 2010, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures, which enhance the disclosure requirements, hence maintain the derecognition model of IAS 39. The amendments increase the disclosure requirements for transfers of financial assets where the transferor retains continuing involvement in the transferred asset; additional disclosures are required if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. The amendment is applicable for annual reporting periods beginning on or after July 1, 2011; early adoption is permitted. The Company expects no material impact on the Company’s Consolidated Financial Statements as a result of adopting the amendment.
The IASB issued various other pronouncements, which do not have a material impact on Siemens’ Consolidated Financial Statements.
2. Acquisitions, dispositions and discontinued operations
     a) Acquisitions
     In February 2011, Siemens signed an agreement to acquire a controlling interest of 100 percent in Siteco Lighting GmbH (Siteco) in a share deal transaction. Siteco is a leading European lighting company that supplies luminaries and lighting systems for urban infrastructures such as public and commercial buildings, streets, tunnels, airports and sports stadiums. Pending certain closing conditions, including the approval by the relevant antitrust authorities, closing of the transaction is expected in the third quarter of fiscal 2011. Siteco will be integrated into OSRAM, now presented in discontinued operations.
     In January 2011, Siemens made a binding offer to purchase additional shares in order to increase its stake in its publicly listed Indian subsidiary Siemens Ltd. from about 55 percent to a maximum of 75 percent. The Company offered the shareholders of Siemens Ltd. to purchase their shares for a price of INR 930 per share (written put). The offer period began on March 25, 2011 and ended on April 13, 2011. The offer was accepted in full until that date and the transaction was completed at the end of April 2011. At the date of public announcement, the purchase was accounted for as acquisition of non-controlling interests qualifying as a transaction between shareholders, as present ownership was transferred. As a result, line items Retained earnings and Non-controlling interests decreased by €850 and €121, respectively.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Transaction costs, net of tax, were deducted from equity. Other comprehensive income was proportionally reallocated between Non-controlling interests and Total equity attributable to shareholders of Siemens AG. The fair value of the consideration of €977 payable in cash is included in line item Other current financial liabilities as of March 31, 2011. Changes in the fair value of the payable impacting profit or loss relate to effects of accrued interest and foreign exchange movements.
     At the beginning of November 2009, Siemens completed the acquisition of 100 percent of Solel Solar Systems Ltd. (Solel), a solar thermal power technology company. The purchase price allocation (PPA) for the Solel acquisition has been completed during the quarter ended December 31, 2010 resulting in Goodwill of €193 based on the final PPA. The provisional numbers for the fair value measurement of intangible assets and for the purchase price have been confirmed. For further information on Solel, see Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2010.
     b) Dispositions and discontinued operations
For further information on disposals prior to fiscal 2011 see also Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2010.
          ba) Dispositions not qualifying for discontinued operations: closed transactions
     In March 2011, an independent expert, appointed by Siemens and Areva S.A. (Areva) based on the rules set forth in the shareholders’ agreement, determined the fair market value (purchase price) of Siemens’ 34 percent share in the joint venture Areva NP S.A.S. at €1,620 upon which Siemens received a payment of €1,747 from Areva. In addition to the externally determined fair market value, the sale proceeds include other adjusting components based on the shareholders’ agreement and further contractual arrangements between Siemens and Areva, namely interest accretion on the purchase price and a reimbursement of a mandatory capital injection from Areva to Siemens. Following the receipt of the expert opinion and the payment, our shares, previously accounted for as available-for-sale financial asset held for disposal at Sector Energy, were transferred to Areva and derecognized at Siemens.
     Ongoing arbitration proceedings between Siemens and Areva will decide, among others, on the possibility of a payment between the parties of up to 40 percent of the purchase price. A decision by the arbitral tribunal is expected in the third quarter of fiscal 2011 and could have a material impact on profit. For further information on the arbitration proceedings, see Note 30 to the Company’s Consolidated Financial Statements as of September 30, 2010.
     The earnings impact of the disposal of the 34 percent stake is included in line item Other financial income — see Note 5 for further information.
     In January 2011 the sale of the 49 percent interest in Krauss-Maffei Wegmann GmbH & Co. KG (KMW) to Wegmann Group was closed after the approval of the antitrust authorities and the receipt of the second purchase price installment. The gain on the sale of KMW, which used to be reported in Equity Investments, is included in line item Income from investments accounted for using the equity method, net and amounts to €91.
     At the end of July 2010, Siemens signed an agreement to sell its Electronics Assembly Systems Business (EA), which was reported in Centrally managed portfolio activities, to ASM Pacific Technology Ltd. The transaction closed at the beginning of January 2011. Total losses on disposal of EA amount to €122, including a gain of €4 and a loss of €16 for the three and six months ended March 31, 2011.
     In December 2010, Siemens completed the transfer of its 19.8 percent stake in GIG Holding GmbH (owner of all shares of Gigaset Communications GmbH) to ARQUES Industries AG.
     In the three and six months ended March 31, 2011, Siemens completed the disposition of further entities which are not significant individually.
     At the end of December 2009, Siemens sold its 25 percent minority stake in Dräger Medical AG & Co. KG to the majority shareholder Drägerwerk AG & Co. KGaA. The investment was accounted for using the equity method at the Healthcare Sector. The sale proceeds include a cash component, a vendor loan component and an option component, which is dependent on the share-price performance of the Drägerwerk AG & Co. KGaA.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Regarding the disposition of the Airfield Solutions Business of the Sector Industry in November 2009, see Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2010.
          bb) Dispositions not qualifying for discontinued operations: held for disposal
     The Consolidated Statement of Financial Position as of March 31, 2011, includes €47 of assets and €5 of liabilities classified as held for disposal, which do not qualify as discontinued operations.
          bc) Discontinued operations
     General
     Net results of discontinued operations presented in the Consolidated Statements of Income in the three and six months ended March 31, 2011 amounts to €(338) (thereof €77 income tax) and €(431) (thereof €38 income tax) compared to the three and six months ended March 31, 2010 of €71 (thereof €(44) income tax) and €153 (thereof €(89) income tax), respectively. Those relate to OSRAM, Siemens IT Solutions and Services, Siemens VDO Automotive (SV) and the former operating segment Communications (Com).
     Net income from continuing operations and from discontinued operations attributable to the shareholders of Siemens AG amount to €3,130 and €(337), respectively, in the three months ended March 31, 2011 and to €1,408 and €70, respectively, in the three months ended March 31, 2010. Net income from continuing operations and from discontinued operations attributable to the shareholders of Siemens AG amount to €4,936 and €(425), respectively, in the six months ended March 31, 2011, and to €2,807 and €148, respectively, in the six months ended March 31, 2010.
     OSRAM — discontinued operations, assets and liabilities held for disposal
     At the end of March 2011, Siemens announced that it plans to publicly list its subsidiary OSRAM GmbH in fall of 2011. Siemens intends to retain a minority stake in the future OSRAM AG, in which it intends to remain a long-term anchor shareholder. The conditions for OSRAM to be classified as held for disposal and discontinued operation were fulfilled as of the end of the second quarter of fiscal 2011. For information on the held for disposal criteria, see Note 1.
     The results of OSRAM are presented as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented.

	Three months ended		Six months ended
	March 31,		March 31,
	2011	2010	2011	2010
Revenue	1,257	1,146	2,541	2,277
Expenses	(1,128)	(1,004)	(2,246)	(1,997)

Pretax profit from discontinued operations	129	142	295	280
Income taxes on ordinary activities	(42)	(51)	(96)	(100)

Income from discontinued operations, net of income taxes	87	91	199	180

     The assets and liabilities of OSRAM are presented as held for disposal in the Consolidated Statements of Financial Position as of March 31, 2011 and are measured at the lower of their previous carrying amount and fair value less costs to sell. The carrying amounts of the major classes of assets and liabilities of OSRAM were as follows:

March 31,
2011
Trade and other receivables	591
Inventories	1,010
Goodwill	128
Other intangible assets	76
Property, plant and equipment	1,420
Deferred tax assets	298
Financial assets	328
Other assets	206

Assets classified as held for disposal	4,057

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

March 31,
2011
Trade payables	500
Current provisions	65
Other current liabilities	377
Pension plans and similar commitments	367
Other liabilities	264

Liabilities associated with assets classified as held for disposal	1,573

     Revenue resulting from transactions between OSRAM and joint ventures and associates of Siemens in the three months ended March 31, 2011 and 2010 amount to €36 and €31. Revenue resulting from transactions between OSRAM and joint ventures and associates of Siemens in the six months ended March 31, 2011 and 2010 amount to €82 and €61, respectively. Expenses resulting from transactions between OSRAM and joint ventures and associates of Siemens in the three months ended March 31, 2011 and 2010 amount to €2 and €6. Expenses resulting from transactions between OSRAM and joint ventures and associates of Siemens in the six months ended March 31, 2011 and 2010 amount to €3 and €7, respectively. As of March 31, 2011, receivables from and liabilities to joint ventures and associates are €31 and €5, respectively. For further information regarding related party transactions refer to Note 16.
     Siemens IT Solutions and Services — discontinued operations, assets and liabilities held for disposal
     In December 2010, Siemens and Atos Origin S.A. (Atos) signed an option agreement (written call option) which granted Atos the right to acquire Siemens IT Solutions and Services. In February 2011, Atos exercised its option to acquire Siemens IT Solutions and Services in exchange for 12.5 million newly issued shares in Atos with a five-year lock-up commitment, a five-year convertible bond of €250 (nominal value) and a cash payment of €186. The final value of the consideration will depend on the market price of the listed Atos shares and the bond value at closing. Furthermore, Siemens will provide extensive support in order to foster the Siemens IT Solutions and Services’ business success including, among others, up to €250 to the integration and training costs as well as further protections and guarantees. Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which Atos would provide managed services and system integration to Siemens. Clearance for the transaction was obtained by the antitrust authorities in March 2011. Pending approval from Atos’ shareholders, closing of the transaction is expected in the fourth quarter of fiscal 2011.
     The conditions for Siemens IT Solutions and Services to be classified as held for disposal and discontinued operation were fulfilled as of the second quarter of fiscal 2011. For information on the held for disposal criteria, see Note 1.
     The results of Siemens IT Solutions and Services with the exception of certain business activities which remain in the Siemens group are presented as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented. Business activities which remain with Siemens primarily relate to project HERKULES, which is reported in line item Centrally managed portfolio activities of Segment information and continues to be accounted for under the equity method. For information on HERKULES see Note 29 to the Company’s Consolidated Financial Statements as of September 30, 2010.

	Three months ended		Six months ended
	March 31,		March 31,
	2011	2010	2011	2010
Revenue	864	921	1,772	1,862
Expenses	(921)	(962)	(1,861)	(1,920)
Loss on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	(493)	(6)	(644)	(6)

Pretax loss from discontinued operations	(550)	(47)	(733)	(64)

Income taxes on ordinary activities	28	11	35	17
Income taxes on the loss on the measurement to fair value less costs to sell or on the disposal group constituting the discontinued operations	177	2	183	2

Income (loss) from discontinued operations, net of income taxes	(345)	(34)	(515)	(45)

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     For the three and six months ended March 31, 2011, line item Expenses also includes personnel-related matters associated with establishing Siemens IT Solutions and Services as a separate legal entity which is a wholly-owned, consolidated subsidiary of Siemens AG.
     The loss recognised on the measurement of Siemens IT Solutions and Services to fair value less costs to sell includes impairments that have been recognised in the first quarter of fiscal 2011 and in the second quarter of fiscal 2011, respectively. Based on revised expectations regarding the recoverable amount, the entering into the option agreement with Atos in December 2010 represented a triggering event for an impairment test. Siemens IT Solutions and Services was reviewed for impairment following the accounting guidance for continuing operations as the criteria for a presentation as held for disposal were not fulfilled as of December 2010. The impairment test was conducted in the form of a comparison of the fair value less costs to sell with the carrying amount of Siemens IT Solutions and Services to be disposed. The fair market value was assumed to be represented by the consideration that Atos committed itself to pay for the transfer of Siemens IT Solutions and Services less commitments entered into by Siemens. As a result, an impairment charge of €136 was recognised in the first quarter of fiscal 2011, to reduce the carrying amount of goodwill, representing the entire goodwill of Siemens IT Solutions and Services. Upon classification as held for disposal and discontinued operation in the second quarter of fiscal 2011, a further impairment of non-current assets in the measurement scope was recognised. Other intangibles and property, plant and equipment (including leased assets) totalling €464 were fully impaired.
     The assets and liabilities of Siemens IT Solutions and Services are presented as held for disposal on the Consolidated Statements of Financial Position as of March 31, 2011 and measured at the lower of their previous carrying amount and fair value less costs to sell. The carrying amounts of the major classes of assets and liabilities of Siemens IT Solutions and Services were as follows:

March 31,
2011
Trade and other receivables	353
Inventories	220
Deferred tax assets	205
Financial assets	174
Other assets	139

Assets classified as held for disposal	1,091

Trade payables	371
Current provisions	82
Other current liabilities	468
Pension plans and similar commitments	190
Deferred tax liabilities	143
Other liabilities	139

Liabilities associated with assets classified as held for disposal	1,393

     Revenue resulting from transactions between Siemens IT Solutions and Services and joint ventures and associates of Siemens in the three months ended March 31, 2011 and 2010 amount to €38 and €52. Revenue resulting from transactions between Siemens IT Solutions and Services and joint ventures and associates of Siemens in the six months ended March 31, 2011 and 2010 amount to €68 and €113, respectively. Expenses resulting from transactions between Siemens IT Solutions and Services and joint ventures and associates of Siemens in the three months ended March 31, 2011 and 2010 amount to €6 and €14. Expenses resulting from transactions between Siemens IT Solutions and Services and joint ventures and associates of Siemens in the six months ended March 31, 2011 and 2010 amount to €13 and €19, respectively. As of March 31, 2011, receivables from and liabilities to joint ventures and associates are €32 and €6, respectively. For further information regarding related party transactions refer to Note 16.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Former segments Siemens VDO Automotive (SV) and Communications (Com) — discontinued operations
Net results of discontinued operations of SV activities and the former operating segment Com presented in the Consolidated Statements of Income in the three and six months ended March, 31, 2011 amounted to €(80) (thereof €(86) income tax) and €(114) (thereof €(84) income tax), compared to the three and six months ended March 31, 2010 of €14 (thereof €(6) income tax) and €19 (thereof €(8) income tax), respectively. The Company recorded a reserve with regard to the restructuring measures before the sale of the SV activities in December 2007. Siemens sold its SV activities in December 2007. For information on the disposal of the former operating segment Com see Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2010.
3. Other operating income

	Three months ended		Six months ended
	March 31,		March 31,
	2011	2010	2011	2010
Gains on disposals of businesses	19	9	23	54
Gains on sales of property, plant and equipment and intangibles	23	114	123	149
Other	36	170	192	257

Other operating income	78	293	338	460

     Line item Gains on disposals of businesses, in the six months ended March 31, 2010, includes €44 gain at Siemens group level related to the sale of our Airfield Solutions Business, see Note 2.
     In the second quarter of fiscal 2010, real estate, which we had recognized as lessee finance lease under a previous sale and lease back transaction was sold by the lessor (entities controlled by the Siemens Pension-Trust e.V.), which resulted in the dissolution of our liability from continuing lease involvement of €191 (non-cash transaction), the removal of real estate with a carrying amount of €122 and a gain of €69 reported in line item Gains on sales of property, plant and equipment and intangibles. In connection with the new real estate operating lease, entered into in the three months ended March 31, 2010, we receive lease subsidies amounting to €43 which are deferred and recognized in income over the term of the new lease.
     Line item Other, in the six months ended March 31, 2011, includes €64 income related to a settlement of legal and regulatory matters in connection with portfolio activities. Line item Other, in the three months ended March 31, 2010, includes gains from settlement agreements with former Managing and Supervisory Board members in conjunction with compliance matters, from Siemens’ directors and officers insurance of €84 and €38 related to the agreed recovery of funds frozen by authorities.
4. Other operating expense

	Three months ended		Six months ended
	March 31,		March 31,
	2011	2010	2011	2010
Losses on disposals of businesses and on sales of property, plant and equipment and intangibles	(11)	(8)	(38)	(8)
Other	(61)	(21)	(248)	(75)

Other operating expense	(72)	(29)	(286)	(83)

     Line item Other in the three and six months ended March 31, 2011 includes charges related to legal and regulatory matters.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
5. Interest income, interest expense and other financial income (expense), net

	Three months ended		Six months ended
	March 31,		March 31,
	2011	2010	2011	2010
Pension related interest income	346	318	693	634
Interest income, other than pension	197	181	398	357

Interest income	543	499	1,091	991

Pension related interest expense	(310)	(331)	(622)	(660)
Interest expense, other than pension	(125)	(107)	(232)	(213)

Interest expense	(435)	(438)	(854)	(873)

Income (expense) from available-for-sale financial assets, net	1,539	10	1,542	31
Miscellaneous financial income (expense), net	(57)	(59)	(132)	(94)

Other financial income (expense), net	1,482	(49)	1,410	(63)

     The components of Income (expense) from pension plans and similar commitments, net were as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2011	2010	2011	2010
Expected return on plan assets	346	318	693	634
Interest cost	(310)	(331)	(622)	(660)

Income (expense) from pension plans and similar commitments, net	36	(13)	71	(26)

     Total amounts of interest income and (expense), other than pension, were as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2011	2010	2011	2010
Interest income, other than pension	197	181	398	357
Interest (expense), other than pension	(125)	(107)	(232)	(213)

Interest income (expense), net, other than pension	72	74	166	144

Thereof: Interest income (expense) of operations, net	(22)	9	(21)	10
Thereof: Other interest income (expense), net	94	65	187	134
     Line item Interest income (expense) of operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Line item Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.
     Line item Interest income (expense) other than pension includes the following with respect to financial assets (financial liabilities) not at fair value through profit or loss

	Three months ended		Six months ended
	March 31,		March 31,
	2011	2010	2011	2010
Total interest income on financial assets	195	179	396	350
Total interest expenses on financial liabilities1)	(250)	(255)	(493)	(503)

(1)	Relating to hedged positions, herein only the interest expense on hedged items not at fair value through profit and loss is included, whereas line item Interest expense, other than pension also contains the offsetting effect on interest of the hedging instrument. The difference is due to the disparities of interest rate swap contracts further explained in Note 32 to the Company’s Consolidated Financial Statements as of September 30, 2010.
     The components of line item Income (expense) from available-for-sale financial assets, net were as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2011	2010	2011	2010
Gains on sales, net	1,532	2	1,535	13
Dividends received	9	12	10	21
Impairment	(2)	(4)	(3)	(3)

Income (expense) from available-for-sale financial assets, net	1,539	10	1,542	31

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     In the three months ended March 31, 2011, line item Gains on sales, net includes €1,520 pretax disposal gain related to the termination of the Areva NP S.A.S. joint venture; for further information on the transaction, see Note 2. The gain comprises (1) the payment from Areva to Siemens of €1,747 including the purchase price of Siemens’ 34 percent share of €1,620, as defined in the shareholders’ agreement and further contractual arrangements between Siemens and Areva, other adjusting components of €76, mainly relating to interest accretion on the purchase price granted to Siemens as a component of fair market value since the termination of the shareholders’ agreement in early 2009, and a reimbursement of a mandatory capital injection from Areva to Siemens of €51 after the issuance of the put notice in January 2009, (2) the carrying amount of the 34 percent share in Areva NP S.A.S. of €190 to be derecognized and (3) transaction costs as well as other derecognition effects of €(37).
     Line item Miscellaneous financial income (expense), net, in the six months ended March 31, 2011 and 2010 primarily comprises gains and losses related to derivative financial instruments as well as interest income (expense) related to long-term liabilities and provisions of €228 and (€97). Included in interests from long-term liabilities and provisions is the gain resulting from the change in the discount rate of asset retirement obligations for environmental clean up costs, compensating the loss of these derivatives to a large extent. Further losses primarily relate to miscellaneous interest rate financial instruments.
6. Goodwill

	March 31,	September 30,
	2011	2010
Sectors
Industry	5,066	5,196
Energy	2,478	2,507
Healthcare	7,667	7,826
Cross-Sector Businesses
Siemens IT Solutions and Services	—	132
Financial Services (SFS)	110	102

Siemens	15,321	15,763

     The net decrease in goodwill of €(442) in the six months ended March 31, 2011, is attributable to €(300) negative foreign currency adjustments, €(136) impairment related to Siemens IT Solutions and Services, see Note 2 for further information, as well as €123 acquisitions and purchase accounting adjustments; which is offset by dispositions and reclassifications to held for disposal of €(129).
7. Other intangible assets

	March 31,	September 30,
	2011	2010
Software and other internally generated intangible assets	2,777	3,068
Less: accumulated amortization	(1,667)	(1,876)

Software and other internally generated intangible assets, net	1,110	1,192

Patents, licenses and similar rights	6,431	7,008
Less: accumulated amortization	(3,078)	(3,231)

Patents, licenses and similar rights, net	3,353	3,777

Other intangible assets	4,463	4,969

     Amortization expense reported in line item Income from continuing operations before income taxes amounted to €196 and €186, respectively, in the three months ended March 31, 2011 and 2010, and to €392 and €360 in the six months ended March 31, 2011 and 2010, respectively.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
8. Debt

	March 31,	September 30,
	2011	2010
Short-term
Notes and bonds	4,506	2,062
Loans from banks	461	283
Other financial indebtedness	27	22
Obligations under finance leases	22	49

Short-term debt and current maturities of long-term debt	5,016	2,416

Long-term
Notes and bonds (maturing until 2066)	11,847	15,238
Loans from banks (maturing until 2023)	2,069	1,981
Other financial indebtedness (maturing until 2018)	148	156
Obligations under finance leases	132	122

Long-term debt	14,196	17,497

	19,212	19,913

9. Pension plans and similar commitments
     Beginning with fiscal 2011, figures presented cover both principal and non-principal pension and other post-employment benefits provided by Siemens and include continuing and discontinued operations. The presentation of prior-year information has been adjusted to conform to the current-year presentation.
     Service cost for pension plans and similar commitments are allocated among functional costs (line items Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses) following the functional area of the corresponding profit and cost centers.
Pension benefits: Components of net periodic benefit cost

	Three months ended			Three months ended
	March 31, 2011			March 31, 2010
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	116	80	36	132	75	57
Interest cost	330	193	137	354	211	143
Expected return on plan assets	(377)	(222)	(155)	(347)	(211)	(136)
Amortization of past service cost (benefit)	(3)	—	(3)	14	—	14
Loss (gain) due to settlements and curtailments	—	—	—	(198)	—	(198)

Net periodic benefit cost (income)	66	51	15	(45)	75	(120)

Germany	51	51		75	75
U.S.	—		—	(157)		(157)
U.K.	2		2	7		7
Other	13		13	30		30

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

	Six months ended			Six months ended
	March 31, 2011			March 31, 2010
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	263	160	103	264	150	114
Interest cost	662	386	276	702	422	280
Expected return on plan assets	(756)	(444)	(312)	(688)	(421)	(267)
Amortization of past service cost (benefit)	(5)	—	(5)	27	—	27
Loss (gain) due to settlements and curtailments	(6)	—	(6)	(197)	—	(197)

Net periodic benefit cost (income)	158	102	56	108	151	(43)

Germany	102	102		151	151
U.S.	28		28	(124)		(124)
U.K.	4		4	14		14
Other	24		24	67		67
     Line item Net periodic benefit cost (income) in the tables above includes amounts related to discontinued operations for Siemens IT Solutions and Services and for OSRAM. In the six months ended March 31, 2011 and 2010, net periodic benefit cost (income) related to discontinued operations were €32 and €11, respectively. Net periodic benefit cost (income) related to discontinued operations in the three months ended March 31, 2011 and 2010 amounted to €15 and €(8), respectively.
     Line item Net periodic benefit cost (income) for the three and six months ended March 31, 2010, includes a €192 curtailment gain resulting from a freeze of two defined benefit pension plans in the U.S.
Pension obligations and funded status
     At the end of the first six months of fiscal 2011, the combined funded status of Siemens’ pension plans states an underfunding of €5.3 billion, compared to an underfunding of €7.4 billion at the end of fiscal 2010.
     The weighted-average discount rate used to determine the estimated DBO of Siemens’ pension plans as of March 31, 2011 and September 30, 2010, is 5.0 percent and 4.2 percent, respectively.
     Contributions in both fiscal 2011 and 2010 include a supplemental pension plan funding in the U.K. Contributions made by the Company to its pension plans during the six months ended March 31, 2011 and 2010, were €561 and €426, respectively. In the three months ended March 31, 2011 and 2010, contributions made by the Company amounted to €273 and €190, respectively.
Other post-employment benefits
     Net periodic benefit cost for other post-employment benefit plans for the six months ended March 31, 2011 and 2010, were €31 and €29, respectively. During the three months ended March 31, 2011 and 2010, net periodic benefit cost amounted to €15 and €14, respectively. The aforementioned net periodic benefit cost include amounts related to discontinued operations Siemens IT Solutions and Services and for OSRAM. In the six months ended March 31, 2011 and 2010, net periodic benefit cost related to discontinued operations were €2 and €1, respectively. Net periodic benefit cost related to discontinued operations in the three months ended March 31, 2011 and 2010 amounted to €1 and €1, respectively.
     The combined funded status of Siemens’ predominantly unfunded other post-employment benefit plans, including discontinued operations, amounted to €0.8 billion, both at the end of the first six months of fiscal 2011 and as of September 30, 2010.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
10. Shareholders’ equity
     Transactions with non-controlling interests
     In the three and six months ended March 31, 2011, Siemens completed transactions with non-controlling interest shareholders of which the acquisition of additional subsidiary shares in Siemens Ltd., India qualifies as individually significant, see Note 2.
     Treasury stock
     In the six months ended March 31, 2011, Siemens transferred a total of 3,965,689 of Treasury stock in connection with share-based payment plans.
     Resolutions at the Annual Shareholders’ Meeting
     At the Annual Shareholders’ Meeting on January 25, 2011, the Company’s shareholders passed resolutions with respect to the Company’s equity, approving and authorizing:
•	a dividend of €2.70 per share, representing €2.4 billion in dividend payments;

•	the Company to acquire Treasury stock of up to 10 percent of its capital stock existing at the date of the Shareholders’ resolution, which represents up to 91,420,342 Treasury shares or — if this value is lower — as of the date on which the authorization is exercised. The authorization becomes effective on March 1, 2011, and remains in force through January 24, 2016. The previous authorization, granted at the January 26, 2010 Shareholders’ Meeting terminates as of the effective date of the new authorization. The permitted use of Treasury stock primarily remained unchanged. The authorization is supplemented by an authorization to repurchase up to 5 percent of its capital stock existing at the date of the Shareholders’ resolution by using equity derivatives or forward purchases (which represents up to 45,710,171 Treasury shares) with a maximum maturity term of 18 months; the repurchase of Treasury stock upon the exercise of the equity derivative or forward purchases shall be no later than January 24, 2016;

•	Authorized Capital 2011, replacing Authorized Capital 2006 which expired as of January 25, 2011. The Managing Board, with the approval of the Supervisory Board, is authorized to increase capital stock once or several times until January 24, 2016 by up to €90 (nominal) through the issuance of up to 30 million shares of no par value registered in the names of the holders against contributions in cash. Subscription rights of existing shareholders are excluded. The new shares shall be issued exclusively to employees of Siemens AG and its consolidated subsidiaries as final recipient. The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the terms and conditions of the share issue;

•	Conditional Capital 2011 to service the issuance of bonds in an aggregate principal amount of up to €15,000 with conversion rights or with warrants attached or a combination thereof, entitling the holders to subscribe to up to 90 million shares of Siemens AG with no par value, representing up to €270 of capital stock. The bonds shall be issued for cash consideration. The authorization will expire on January 24, 2016.
Other comprehensive income
     The changes in line item Other comprehensive income including non-controlling interests are as follows:

	Three months ended			Three months ended
	March 31, 2011			March 31, 2010
		Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net
Unrealized holding gains (losses) on available-for-sale financial assets	(28)	3	(25)	18	(3)	15
Reclassification adjustments for (gains) losses included in net income	(28)	7	(21)	(1)	—	(1)

Net unrealized gains (losses) on available-for-sale financial assets	(56)	10	(46)	17	(3)	14
Unrealized gains (losses) on derivative financial instruments	252	(67)	185	(252)	74	(178)
Reclassification adjustments for (gains) losses included in net income	(36)	11	(25)	(44)	13	(31)

Net unrealized gains (losses) on derivative financial instruments	216	(56)	160	(296)	87	(209)
Foreign-currency translation differences	(584)	—	(584)	755	—	755
Actuarial gains and losses on pension plans and similar commitments	504	(191)	313	(598)	181	(417)

Other comprehensive income	80	(237)	(157)	(122)	265	143

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

	Six months ended			Six months ended
	March 31, 2011			March 31, 2010
		Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net
Unrealized holding gains (losses) on available-for-sale financial assets	(13)	4	(9)	36	(5)	31
Reclassification adjustments for (gains) losses included in net income	(29)	7	(22)	(5)	1	(4)

Net unrealized gains (losses) on available-for-sale financial assets	(42)	11	(31)	31	(4)	27
Unrealized gains (losses) on derivative financial instruments	186	(40)	146	(342)	101	(241)
Reclassification adjustments for (gains) losses included in net income	(60)	18	(42)	(110)	34	(76)

Net unrealized gains (losses) on derivative financial instruments	126	(22)	104	(452)	135	(317)
Foreign-currency translation differences	(207)	—	(207)	992	—	992
Actuarial gains and losses on pension plans and similar commitments	1,565	(455)	1,110	(914)	285	(629)

Other comprehensive income	1,442	(466)	976	(343)	416	73

     Actuarial gains and losses on pension plans and similar commitments in the six months ended March 31, 2011 primarily changed due to an increase in the discount rate, partly offset by actuarial losses due to actual returns below expected returns.
11. Commitments and contingencies
     Guarantees and other commitments
     The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	March 31,	September 30,
	2011	2010
Credit guarantees	585	597
Guarantees of third-party performance	916	1,093
HERKULES obligations(1)	2,690	3,090
Other guarantees	3,252	3,216

Guarantees	7,443	7,996

(1)	For additional information on the HERKULES obligations, see the Company’s Consolidated Financial Statements as of September 30, 2010.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
12. Legal proceedings
     Information regarding investigations and other legal proceedings, as well as the potential risks associated with such proceedings and their potential financial impact on Siemens, is included in the Company’s Consolidated Financial Statements as of September 30, 2010 (Consolidated Financial Statements).
     Significant developments regarding investigations and other legal proceedings that have occurred since the preparation of the Consolidated Financial Statements are described below.
     Public corruption proceedings
     Governmental and related proceedings
     On March 9, 2009, Siemens AG received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens AG from the UNPD vendor database for a minimum period of six months. The suspension applied to contracts with the UN Secretariat and stemmed from Siemens AG’s guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. On December 22, 2009, Siemens AG filed a request to lift the existing suspension. On January 14, 2011, Siemens was informed that the Vendor Review Committee of the UNPD had recommended that the existing suspension be lifted and that Siemens AG be invited to re-register with the UNPD.
     As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. GPIC’s investigation is focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving — among others — former board members and former executives of Siemens A.E. Greece (Siemens A.E.) and Siemens AG. Both investigations may have a negative impact on civil proceedings currently pending against Siemens AG and Siemens A.E. and may affect the future business activities of Siemens in Greece. In January 2011, the GPIC stated in a letter to Siemens that the alleged damage suffered by the Greek state amounts to at least €2 billion. Furthermore, the GPIC issued a report repeating these allegations. In addition, the Hellenic Republic Minister of State indicated in a letter to Siemens that the Greek state will seek compensation from Siemens for the alleged damage. Siemens rejects these allegations as unfounded and is defending itself vigorously.
     As previously reported, the Nigerian Economic and Financial Crimes Commission (EFCC) was conducting an investigation into alleged illegal payments by Siemens to Nigerian public officials between 2002 and 2005. In October 2010, the EFCC filed charges with the Federal High Court in Abuja and the High Court of the Federal Capital Territory against — among others — Siemens Ltd. Nigeria (Siemens Nigeria), Siemens AG and former board members of Siemens Nigeria. On November 22, 2010, the Nigerian Government and Siemens Nigeria entered into an out of court settlement, obligating Siemens Nigeria to make a payment in the mid double-digit Euro million range to Nigeria in exchange for the Nigerian Government withdrawing these criminal charges and refraining from the initiation of any criminal, civil or other actions — such as a debarment — against Siemens Nigeria, Siemens AG, and Siemens employees.
     The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.
     Civil litigation
     As previously reported, Siemens has been approached by a competitor to discuss claims it believes it has against the Company. The alleged claims relate to allegedly improper payments by the Company in connection with the procurement of public and private contracts. Siemens and the competitor continue to be engaged in discussions.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     As previously disclosed, a securities class action was filed in December 2009 against Siemens AG with the United States District Court for the Eastern District of New York seeking damages for alleged violations of U.S. securities laws. In March 2011, the Court granted the Company’s motion to dismiss the action. The plaintiffs have challenged the court’s decision.
     Antitrust proceedings
     As previously reported, in April 2007, Siemens AG and former VA Tech companies filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and former VA Tech companies for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for power substations. The fine imposed on Siemens AG amounted to €396.6 and was paid by the Company in 2007. The fine imposed on former VA Tech companies, which Siemens AG acquired in July 2005, amounted to €22.1. Former VA Tech companies were declared jointly liable with Schneider Electric for a separate fine of €4.5. On March 3, 2011, the European Court of First Instance dismissed the case regarding the fine imposed on Siemens AG and re-calculated the fines for the former VA Tech companies. Former VA Tech companies were declared jointly liable with Schneider Electric for a fine of €8.1. Siemens AG will appeal the decision.
     In addition to the proceedings mentioned in this document, authorities in Brazil, the Czech Republic and Slovakia are conducting investigations into comparable possible antitrust violations. In October 2010, the High Court of New Zealand dismissed corresponding charges against Siemens.
     In January 2010, the European Commission launched an investigation related to previously reported investigations into potential antitrust violations involving producers of flexible current transmission systems in New Zealand and the US including, among others, Siemens AG. In April 2010, authorities in Korea and Mexico informed the Company that similar proceedings had been initiated. The official investigations in connection with flexible power transmission systems have been closed. Siemens had been cooperating with all authorities.
     On November 16, 2010, the Greek Competition Authority searched the premises of Siemens S.A. in Athens, in response to allegations of anti-competitive practices in the field of telecommunication and security. Siemens is cooperating with the authority.
     On December 15, 2010, and on March 7, 2011, the Turkish Antitrust Authority searched the premises of several diagnostic companies including, among others, Siemens Healthcare Diagnostik Ticaret Limited Sirketi in Istanbul, in response to allegations of anti-competitive agreements. Siemens is cooperating with the authority.
     As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 to €0.120 and from €0.640 to €0.110 regarding VA Technologie AG. The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority, based on alleged breaches of law, filed an extraordinary appeal with the Supreme Court. In December 2009, Siemens AG was notified that the Supreme Court had remanded the case to the Court of Appeal, with instructions to take a new decision on the amount of the fines. The extraordinary appeal from the Competition Authority was rejected with legally binding effect by the Court of Appeal on January 27, 2010. On April 6, 2010, the Competition Authority filed another extraordinary appeal with the Supreme Court. In April 2011, the Supreme Court sustained the extraordinary appeal of the Competition Authority and remanded the case for a new decision to another chamber of the Court of Appeal.
     Other proceedings
     As previously reported, Siemens AG is a member of a supplier consortium that has contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27 percent. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation and damages in the amount of now approximately €1.23 billion. TVO rejected the demand for an extension of time and made counterclaims against the supplier consortium. These consist primarily of damages due to the delay, claimed to amount to approximately €1.43 billion based on an estimated completion of the plant in June 2012 with a delay of 38 months. Since then the estimated time of completion of the plant has been further delayed.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     In December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroclaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director were accused of having manipulated the tender procedure. In October 2010, the investigation was closed.
     Russian authorities are conducting widespread investigations regarding possible fraudulent activities of resellers relating to procurement of medical equipment by the public sector. As is the case with other providers of medical equipment, OOO Siemens Russia has received numerous information requests and inquiries were made on-site by the authorities regarding tenders in the public healthcare sector. OOO Siemens Russia is cooperating with the ongoing investigations which also relate to certain individual employees.
     For certain legal proceedings information required under IAS 37, Provisions, contingent liabilities and contingent assets, is not disclosed, if the Company concludes that the disclosure can be expected to seriously prejudice the outcome of the litigation.
     In addition to the investigations and legal proceedings described in Siemens’ Consolidated Financial Statements and as updated above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims or potential claims for punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described in its Consolidated Financial Statements and as updated above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, it cannot be excluded that some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolutions of the matters discussed in this section could have a material effect on Siemens’ business, results of operations and financial condition for any reporting period in which adverse decisions are rendered. Siemens currently does not expect its business, results of operations and financial condition to be materially affected by the additional legal matters not separately discussed in this section.
13. Share-based payment
     Share-based payment plans at Siemens are predominantly designed as equity-settled plans and to a certain extent as cash-settled plans. Total pretax expense for share-based payment recognized in line item Income from continuing operations in the three months ended March 31, 2011 and 2010 amounted to €31 and €23, respectively, and to €84 and €70, respectively, in the six months ended March 31, 2011 and 2010.
     For further information on Siemens’ share-based payment plans, see Note 34 to the Company’s Consolidated Financial Statements as of September 30, 2010.
     Share-based compensation of Managing Board members
The Supervisory Board decided to make further adjustments to the remuneration system for the Managing Board and to focus even more sharply on sustainable corporate management. Revisions to the remuneration system for the Managing Board, the details of which are set forth in the Compensation report within Siemens’ Annual Report as of September 30, 2010, became effective as of October 1, 2010.
     Variable compensation component (bonus): In the first quarter of fiscal 2011 agreements were entered into which entitle members of the Managing Board to Bonus Awards contingent upon the target attainment. The fair value of these entitlements amounting to €4 was determined in the first quarter by calculating the present value of the target amount, representing a 100 percent target attainment. Compensation expense related to Bonus Awards is recognized over one-year until they vest. Beneficiaries will receive one free share of Siemens stock for each Bonus Award, following an additional waiting period of four years.
     Long-term stock-based compensation: In the first quarter of fiscal 2011 agreements were entered into which entitle members of the Managing Board to Stock Awards contingent upon the target attainment. Half of the annual target amount for stock awards will be linked to the average of published earnings per share (basic EPS) for the past three fiscal years.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
The fair value of these entitlements amounting to €5 was determined in the first quarter by calculating the present value of the target amount, representing a 100 percent target attainment. The other half of the target amount for Stock Awards is based on the performance of Siemens stock relative to five competitors (ABB, General Electric, Philips, Rockwell, Schneider). The fair value of these entitlements amounting to €5 was calculated by applying a local volatility model. Inputs to that model include an expected weighted volatility of Siemens shares of 30 percent and a market price of €88.09 per Siemens share. Expected volatility was determined by reference to implied volatilities. The model applies a risk-free interest rate of up to 2.4 percent and an expected dividend yield of 3 percent. Compensation expense related to stock awards is recognized over five years until they vest. The total carrying amount for liabilities arising from stock awards settled in cash amounts to €— as of March 31, 2011.
     In addition to share-based compensation described above, members of the Managing Board received stock awards as part of their remuneration for fiscal 2010 and could also participate in the Base Share Program and in the Share Matching Plan for the last time.
     Stock awards
     In the six months ended March 31, 2011 and 2010, respectively, the Company granted 1,378,185 and 1,361,586 stock awards to employees and members of the Managing Board, of which 128,284 and 154,226 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value for continuing and discontinued operations in the six months ended March 31, 2011 and 2010 are:

	Six months ended				Six months ended
	March 31, 2011				March 31, 2010
			Weighted average			Weighted average
	Number of		grant-date		Number of	grant-date
	awards		fair value		awards	fair value
Outstanding, beginning of period	4,787,318		€58.06		4,438,303	€57.22
Granted	1,378,185		€77.79		1,361,586	€60.79
Vested	(1,558,938)		€79.93		(824,694)	€57.28
Forfeited/settled	(120,336	)(1)	€54.23	(1)	(107,855)	€66.76

Outstanding, end of period	4,486,229		€56.62		4,867,340	€58.00

(1)	Consists of 107,307 forfeited and 13,029 settled awards with weighted average grant-date fair values of €53.94 and €56.56, respectively, in the six months ended March 31, 2011.
     Fair value was determined as the market price of Siemens shares less the present value of expected dividends, as stock awards do not carry dividend rights until vested, which resulted in a weighted average grant-date fair value of €77.79 and €60.79 per stock award granted in the six months ended March 31, 2011 and 2010, respectively. Total fair value of stock awards granted in the six months ended March 31, 2011 and 2010, amounted to €107 and €83, respectively.
     Line item Forfeited/settled in the six months ended March 31, 2010, includes rights to stock awards granted to former Managing and Supervisory Board members, who used their stock award rights to net their obligations towards the Company, which resulted from settlement agreements in connection with compliance matters. For further information see Note 12.
     Stock Option Plans
     Details on stock option activities for continuing and discontinued operations in the six months ended March 31, 2011 and 2010 are:

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

	Six months ended March 31, 2011
			Weighted
			average
		Weighted	remaining	Aggregate
		average exercise	contractual term	intrinsic value
	Number of options	price	(years)	(in millions of €)
Outstanding, beginning of period	935,432	€74.59
Options exercised	(916,137)	€74.59
Options expired	(12,220)	€74.59
Options forfeited	(7,075)	€74.59

Outstanding, end of period	—	€ —	—	—
Exercisable, end of period	—	€ —	—	—

	Six months ended March 31, 2010
			Weighted
			average
		Weighted	remaining	Aggregate
		average exercise	contractual term	intrinsic value
	Number of options	price	(years)	(in millions of €)
Outstanding, beginning of period	2,627,742	€73.89
Options exercised	—	—
Options expired	(885,620)	€72.54
Options forfeited	(77,855)	€74.20

Outstanding, end of period	1,664,267	€74.59	0.6	—

Exercisable, end of period	1,664,267	€74.59	0.6	—
     Share Matching Program and its underlying plans
     a) Base Share Program
     Under the Base Share Program, employees of Siemens AG and participating Siemens companies can purchase Siemens shares under favorable conditions once a year; members of the Managing Board, for the last time, can participate in the Base Share Program. The Base Share Program is measured at fair value at grant-date. Shares purchased under the Base Share Program grant the right to receive matching shares under the same conditions described below at Share Matching Plan. In the three months ended December 31, 2010, Siemens issued a new tranche of the Base Share Program (Base Share Program 2011) under the same terms as the Base Share Program 2010.
     In fiscal 2011 and 2010, the Base Share Program allowed members of the Managing Board and employees of Siemens AG and participating Siemens companies to make an investment of a fixed amount of their compensation into Siemens shares, which is sponsored by Siemens with a tax beneficial allowance per plan participant. Shares were bought at the market price at a predetermined date in the second quarter. In fiscal 2011 and 2010, the Company incurred pretax expense from continuing and discontinued operations of €31 and €27.
     b) Share Matching Plan
     In the first quarter of fiscal 2011, Siemens issued a new tranche under the Share Matching Plan (Share Matching Plan 2011) under the same terms as the Share Matching Plan 2010. For the Share Matching Plan 2011 and 2010, senior managers of Siemens AG and participating Siemens companies may invest a certain amount of their compensation in Siemens shares; for the last time, members of the Managing Board may invest a certain amount of their bonus payout relating to fiscal 2010 in Siemens shares. The shares are purchased at the market price at a predetermined date in the second quarter. Up to the stipulated grant-dates in the first quarter of each fiscal year, plan participants have to decide on their investment amount for which investment shares are purchased. The investment shares are then issued in the second quarter of the fiscal year. In exchange, plan participants receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. The Managing Board will decide, each fiscal year, whether a new Share Matching Plan will be issued. In fiscal 2011 and 2010, the fair value at grant-date of investment shares resulting from the Share Matching Plan 2010 is €— as the investment shares are offered at market price.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     c) Monthly Investment Plan
     In the first quarter of fiscal 2010, the Company introduced the Monthly Investment Plan as a further component of the Share Matching Plan. The Monthly Investment Plan is available for employees — other than senior managers — of Siemens AG and participating Siemens companies. Plan participants may invest a certain percentage of their compensation in Siemens shares on a monthly basis. The Managing Board of the Company will decide annually, whether shares acquired under the Monthly Investment Plan (investment shares) may be transferred to the Share Matching Plan the following year. If management decides that shares acquired under the Monthly Investment Plan are transferred to the Share Matching Plan, plan participants will receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant had been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. Up to the stipulated grant-dates in the first quarter of each fiscal year, employees may decide their participation in the Monthly Investment Plan and consequently the Share Matching Plan. The Managing Board will decide, each fiscal year, whether a new Monthly Investment Plan will be issued.
     In October 2010, the Managing Board decided that shares acquired under the Monthly Investment Plan 2010 will be transferred to the Share Matching Plan as of February 2011. Accordingly, participants will receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant had been continuously employed by Siemens AG or another Siemens company.
     In the three months ended December 31, 2010, the Managing Board decided to issue a new Monthly Investment Plan (Monthly Investment Plan 2011) under the same terms as the 2010 Monthly Investment Plan.
     d) Resulting Matching Shares
     Details on matching share activities for continuing and discontinued operations in the six months ended March 31, 2011 and 2010 are:

	Six months ended	Six months ended
	March 31, 2011	March 31, 2010
	Number of Matching Shares	Number of Matching Shares
Outstanding, beginning of period	1,614,729	1,266,444
Granted	579,806	445,148
Forfeited	(43,476)	(29,719)
Settled	(32,079)	(14,070)

Outstanding, end of period	2,118,980	1,667,803

     Fair value was determined as the market price of Siemens shares less the present value of expected dividends during the vesting period as matching shares do not carry dividend rights during the vesting period. Non-vesting conditions, i.e. the condition neither to transfer, sell, pledge nor otherwise encumber the underlying shares, were considered in determining the fair values. The fair values of matching shares granted amounted to €58.15 and €71.09, per share, respectively, depending on the respective grant-dates in the first quarter of fiscal 2011. The fair value of matching shares granted in the first quarter of fiscal 2010, amounts to €47.18 per share. In fiscal 2011 and 2010, the weighted average grant-date fair value of the resulting matching shares is €66.13 and €47.18 per share, respectively, based on the number of instruments granted. Total fair value of matching shares granted in fiscal 2011 and 2010 amounted to €38 and €21, respectively.
14. Earnings per share

	Three months ended		Six months ended
	March 31,		March 31,
(shares in thousands)	2011	2010	2011	2010
Income from continuing operations	3,174	1,427	5,020	2,876
Less: Portion attributable to non-controlling interest	(44)	(19)	(84)	(69)

Income from continuing operations attributable to shareholders of Siemens AG	3,130	1,408	4,936	2,807

Weighted average shares outstanding—basic	873,161	867,968	872,177	867,403
Effect of dilutive share-based payment	9,249	8,361	9,440	8,373

Weighted average shares outstanding—diluted	882,410	876,329	881,617	875,776

Basic earnings per share (from continuing operations)	€3.58	€1.62	€5.66	€3.24
Diluted earnings per share (from continuing operations)	€3.55	€1.61	€5.60	€3.21

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Share-based payment plans are dilutive at the Income from continuing operations level and so, in accordance with IAS 33, Earnings per Share, have been treated as dilutive for the purpose of diluted earnings per share. The diluted loss per share from discontinued operations is lower than basic loss per share from discontinued operations because of the effect of losses on discontinued operations.
     In the six months ended March 31, 2010, the dilutive earnings per share computation does not contain weighted average shares of 1,923 thousand since its inclusion would have been anti-dilutive in the periods presented.
15. Segment information
     Segment information is presented for continuing operations. Accordingly, current and prior period Segment information excludes discontinued operations. For a description of the Siemens segments see Note 37 of the Company’s Consolidated Financial Statements as of September 30, 2010. Regarding our discontinued operations Siemens IT Solutions and Services and OSRAM, see Note 2.
     Energy
     At the beginning of November 2010, Siemens closed the acquisition of a non-controlling interest of 49 percent in A2SEA A/S, a supplier of installation services for the construction of offshore wind farms. The aggregate consideration amounts to €115 of which €47 were paid as of closing. The second purchase price installment becomes payable latest in November 2011. The investment, presented under Energy Sector’s Renewable Energy Division, will be accounted for using the equity method.
     Equity Investments
     See Note 16 for information on the fiscal 2011 conversion of our loan receivable from NSN into interests in NSN’s preferred shares, increasing our NSN investment accounted for using the equity method.
     Reconciliation to Consolidated Financial Statements
     Reconciliation to Consolidated Financial Statements contains businesses and items not directly related to Siemens’ reportable segments:
     Centrally managed portfolio activities include businesses and activities which generally are intended for divestment or closure and, at present, primarily includes effects from the Electronics Assembly Systems business sold in the six months ended March 31, 2011, see Note 2, and activities remaining from divestments and discontinued operations such as from Siemens IT Solutions and Services and from the former Com business.
     Siemens Real Estate (SRE) owns and manages a substantial part of Siemens’ real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management. SRE is in the process of bundling additional corporate real estate. In the six months ended March 31, 2011 and 2010, assets with a carrying amount of €413 and €449 were transferred to SRE.
     Corporate items and pensions includes corporate charges such as personnel costs for corporate headquarters, corporate projects and non-operating investments or results of corporate-related derivative activities and, since fiscal 2010, costs for carve out activities managed by corporate, which are charged to the respective segment when the disposal gain or loss is realized or when the activities are classified as discontinued operations. Line item Pensions includes the Company’s pension related income (expense) not allocated to the segments, SRE or Centrally managed portfolio activities. Regarding the allocation of central infrastructure costs, see Profit definition below.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Eliminations, Corporate Treasury and other reconciling items comprise consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company’s Corporate Treasury. It also includes interest income and expense, such as, for example, interest not allocated to segments or Centrally managed portfolio activities (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.
     Measurement — Segments
     Accounting policies for Segment information are based on those used for Siemens, which are described in Note 2 of the Company’s Consolidated Financial Statements as of September 30, 2010. Lease transactions, however, are classified as operating leases for internal and segment reporting. Corporate overhead is generally not allocated to segments, except for central infrastructure costs which are primarily allocated to the Sectors. Intersegment transactions are based on market prices.
     Profit of the Sectors and Equity Investments
     Siemens’ Managing Board is responsible for assessing the performance of the segments. The Company’s profitability measure of the Sectors and Equity Investments is earnings before financing interest, certain pension costs, and income taxes (Profit) as determined by the chief operating decision maker. Profit excludes various categories of items, not allocated to the Sectors and Equity Investments which Management does not regard as indicative of their performance. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues — for financing issues regarding Equity Investments, see paragraph below. The major categories of items excluded from Profit are presented below.
     Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors and Equity Investments, and interest expense on payables to suppliers. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the corporate level. Equity Investments include interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments.
     Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Profit primarily includes amounts related to service costs of pension plans only, while all other regularly recurring pension related costs — including charges for the German pension insurance association and plan administration costs — are included in line item Corporate items and pensions. Curtailments are a partial payback with regard to past service costs that affect Segment Profit.
     Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures, which typically do not correspond to the structure of the segments.
     The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors and Equity Investments’ performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and/or Centrally managed portfolio activities or have a corporate or central character.
     Beginning with fiscal 2011, central infrastructure costs, which were formerly reported in Corporate items, are allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and will be charged in equal installments in all four quarters. Prior period financial information is reported on a comparable basis.
     For fiscal 2010, Company’s management approved a special remuneration, which was presented in Corporate items in fiscal 2010; in the six months ended March 31, 2011, the remuneration totaling €267 for continuing operations was primarily allocated to the Sectors based on management approach, which resulted in a positive impact at Corporate items. The Sectors were charged as follows: Industry €128, Energy €69 and Healthcare €43.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Profit of Equity Investments mainly comprises income (loss) from investments presented in Equity Investments, such as the share in the earnings of associates or dividends from investments not accounted for under the equity method, income (loss) from the sale of interests in investments, impairment of investments and reversals of impairments. It also includes interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments, primarily NSN.
     Profit of the segment SFS
     Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors and Equity Investments, interest income and expense is an important source of revenue and expense of SFS.
     Asset measurement principles
     Management determined Assets as a measure to assess capital intensity of the Sectors and Equity Investments (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Consolidated Statements of Financial Position, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities, e.g. trade payables, and provisions to derive Assets. Equity Investments may include certain shareholder loans granted to investments reported in Equity Investments. In contrast, Assets of SFS is Total assets. A reconciliation of Assets disclosed in Segment information to Total assets in the Consolidated Statements of Financial Position is presented below.
     New orders
     New orders are determined principally as estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent. New orders are supplementary information, provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.
     Free cash flow definition
     Segment information discloses Free cash flow and Additions to property, plant and equipment and intangible assets. Free cash flow of the Sectors and Equity Investments constitutes net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest as well as income tax related and certain other payments and proceeds, in accordance with the Company’s Profit and Asset measurement definition. Free cash flow of Equity Investments includes interest from shareholder loans granted to investments reported in Equity Investments, primarily NSN. Pension curtailments are a partial payback with regard to past service costs that affect Segment Free cash flow. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.
     Amortization, depreciation and impairments
     Amortization, depreciation and impairments presented in Segment information includes depreciation and impairments of property, plant and equipment, net of reversals of impairments as well as amortization and impairments of intangible assets, net of reversals of impairment. Goodwill impairment is excluded.
     Measurement — Centrally managed portfolio activities and SRE
     Centrally managed portfolio activities follow the measurement principles of the Sectors and Equity Investments. SRE applies the same measurement principles as SFS; since fiscal 2011, Total assets of SRE nets certain intercompany finance receivables with certain intercompany finance liabilities.
     Reconciliation to Siemens’ Consolidated Financial Statements
     The following table reconciles total Assets of the Sectors, Equity Investments and Cross-Sector Business to Total assets of Siemens’ Consolidated Statements of Financial Position:

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

	March 31,	September 30,
	2011	2010
Assets of Sectors	21,679	20,580
Assets of Equity Investments	3,170	3,319
Assets of Cross-Sector Business	12,475	12,506

Total Segment Assets	37,324	36,405

Reconciliation:
Assets Centrally managed portfolio activities	(372)	(457)
Assets SRE	4,794	5,067
Assets of Corporate items and pensions	(8,337)	(9,657)
Eliminations, Corporate Treasury and other reconciling items of Segment information:
Asset-based adjustments:
Intra-group financing receivables and investments	24,572	24,813
Tax-related assets	4,842	4,625
Liability-based adjustments:
Pension plans and similar commitments	5,845	8,464
Liabilities	41,010	41,637
Eliminations, Corporate Treasury, other items	(7,756) *	(8,070) *

Total Eliminations, Corporate Treasury and other reconciling items of Segment information	68,513	71,468

Total Assets in Siemens’ Consolidated Statements of Financial Position	101,922	102,827

*	Includes assets and liabilities reclassified in connection with discontinued operations
     In the six months ended March 31, 2011 and 2010, Corporate items and pensions in the column Profit includes €151 and €20, respectively, related to corporate items, as well as €47 and €(99), respectively, related to pensions. For fiscal 2010, Company’s management approved a special remuneration which was presented in Corporate items in fiscal 2010; in the six months ended March 31, 2011, the remuneration charge was primarily allocated to the Sectors as follows: Industry €128, Energy €69 and Healthcare €43, which resulted in a positive impact of €267 in Corporate items. The six months ended March 31, 2011, includes net charges related to legal and regulatory matters.
     In the three and six months ended March 31, 2010, Corporate items includes €96 gains, net of related costs, from Siemens’ directors and officers insurance and from settlement agreements with former Managing and Supervisory Board members in conjunction with compliance matters as well as €38 related to the agreed recovery of funds frozen by authorities.
     The following table reconciles Free cash flow, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments as disclosed in Segment information to the corresponding consolidated amount for the Company.

					Additions to
			Net cash provided		intangible assets
			by (used in)		and property, plant		Amortization,
	Free cash flow		operating activities		and equipment		depreciation and
	(I)= (II)+(III)		(II)		(III)		impairments
	Six months ended		Six months ended		Six months ended		Six months ended
	March 31,		March 31,		March 31,		March 31,
	2011	2010	2011	2010	2011	2010	2011	2010
Segment information - based on continuing operations	1,413	2,024	2,175	2,743	(762)	(719)	1,224	1,184
Discontinued operations	(547)	(95)	(297)	1	(250)	(96)	769	181

Cash Flow continuing and discontinued operations	866	1,929	1,878	2,744	(1,012)	(815)	1,993	1,365

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Additional Segment information
     In the three months ended March 31, 2011 and 2010, Profit of SFS includes interest income of €163 and €146, respectively and interest expense of €(66) and €(69), respectively. In the six months ended March 31, 2011 and 2010, Profit of SFS includes interest income of €325 and €289, respectively and interest expense of €(141) and €(138), respectively.
16. Related party transactions
     Joint ventures and associates
     Siemens has relationships with many joint ventures and associates in the ordinary course of business whereby Siemens buys and sells a wide variety of products and services generally on arm’s length terms. For information regarding our subsidiaries, joint ventures and associated companies, see Consolidated Financial Statements.
     Sales of goods and services and other income from transactions with joint ventures and associates as well as purchases of goods and services and other expenses from transactions with joint ventures and associates are presented for continuing operations in the tables below. For information regarding transactions presented in discontinued operations between Siemens IT Solutions and Services or OSRAM and joint ventures and associates of Siemens, refer to Note 2.

			Purchases of goods and
	Sales of goods and		services and other
	services and other income		expense
	Three months ended		Three months ended
	March 31,		March 31,
	2011	2010	2011	2010
Joint ventures	37	22	14	3
Associates	205	142	62	47

	242	164	76	50

			Purchases of goods and
	Sales of goods and		services and other
	services and other income		expense
	Six months ended		Six months ended
	March 31,		March 31,
	2011	2010	2011	2010
Joint ventures	62	45	23	8
Associates	338	308	131	104

	400	353	154	112

     Receivables from joint ventures and associates and liabilities to joint ventures and associates in relation to these transactions are as follows:

	Receivables		Liabilities
	March 31,	September 30,	March 31,	September 30,
	2011	2010	2011	2010
Joint ventures	25	35	9	7
Associates	90	172	25	41

	115	207	34	48

     As of March 31, 2011, loans given to joint ventures and associates amounted to €159 in total. As of September 30, 2010, loans given to joint ventures and associates amounted to €427 in total including a tranche of €250, nominal in relation to a Shareholder Loan Agreement between Siemens and NSN. In December 2010, Siemens and Nokia Corporation each converted €266, including the shareholder loan and deferred interest to NSN into preferred shares. The conversion resulted in an increase of our investment in NSN and does not result in a shift in the existing shareholding ratios between Siemens and Nokia Corporation. Loans given to joint ventures amounted to €12 and €4, respectively, as of March 31, 2011 and September 30, 2010. In the normal course of business the Company regularly reviews loans and receivables associated with joint ventures and associates, including NSN. In the three months ended March 31, 2011 and 2010, the review resulted in net losses related to valuation allowances totaling €5 and net gains related to valuation allowances totaling €14, respectively. In the six months ended March 31, 2011 and 2010, the review resulted in net losses related to valuation allowances totaling €19 and net gains related to valuation allowances totaling €16, respectively. As of March 31, 2011 and September 30, 2010, valuation allowances amounted to €52 and €35, respectively.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     As of March 31, 2011 and September 30, 2010, guarantees of Siemens, including discontinued operations, to joint ventures and associates amounted to €5,059 and €5,483, respectively, including the HERKULES obligations of €2,690 and €3,090, respectively. As of March 31, 2011 and September 30, 2010, guarantees to joint ventures amounted to €485 and €511, respectively. In the three months ended December 31, 2010, Siemens granted in addition to a guarantee provided for a loan raised by an investment a collateral of €144.”
     Pension entities
     For information regarding the funding of our principal pension plans refer to Note 9.
     Related individuals
     Related individuals include the members of the Managing Board and Supervisory Board.
     In the three and six months ended March 31, 2011 and 2010, no major transactions took place between the Company and members of the Managing Board and Supervisory Board.
     Some of the members of the Company’s Managing Board and Supervisory Board hold positions of significant responsibility with other entities. Siemens has relationships with almost all of these entities in the ordinary course of business whereby the Company buys and sells a wide variety of products and services on arm’s length terms.
17. Supervisory Board and Managing Board
     Compensation
     Based on a Supervisory Board resolution in fiscal 2010, the Managing Board compensation system was revised for fiscal year beginning on October 1, 2010. In accordance with the German Act on the Appropriateness of Managing Board Remuneration (VorstAG), the revised Managing Board compensation system was approved by Siemens’ shareholders at the Annual Shareholders’ Meeting on January 25, 2011.
     At the Annual Shareholders’ Meeting on January 25, 2011, a revised compensation scheme for Supervisory Board members was approved, which is effective as of October 1, 2010. To further strengthen the Supervisory Board’s independence, the revised compensation scheme removes the variable, performance-related compensation components which were based on earnings per share and substitutes those for fixed compensation which corresponds more closely to international best practice.
     For further information on Managing and Supervisory Board compensation, see the Compensation report within the Corporate Governance report of our September 30, 2010 Annual Report.
     Board Member Changes
     In the three months ended March 31, 2011, Siemens initiated a change of its organizational structure of its Industry and its Energy Sector with effect from October 1, 2011. In connection with Siemens’ announced organizational changes, Roland Busch, Klaus Helmrich and Michael Süß have been appointed full members of the Managing Board of Siemens AG, effective April 1, 2011. Roland Busch, previously head of Corporate Strategies, has been appointed CEO of the new Infrastructure & Cities Sector. Klaus Helmrich, previously CEO of the Drive Technologies Division, has taken over the Managing Board portfolio for Technology. Michael Süß, previously CEO of the Fossil Power Generation Division, has been appointed CEO of the Energy Sector.
     Wolfgang Dehen left the Managing Board of Siemens AG to become CEO of the Executive Board of OSRAM GmbH, effective April 1, 2011.

Responsibility statement
     To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.
     Munich, May 5, 2011
     Siemens AG
     The Managing Board

Peter Löscher	Dr. Roland Busch	Brigitte Ederer
Klaus Helmrich	Joe Kaeser	Barbara Kux
Prof. Dr. Hermann Requardt	Prof. Dr. Siegfried Russwurm	Peter Y. Solmssen
Dr. Michael Süß

Review report
     To Siemens Aktiengesellschaft, Berlin and Munich
     We have reviewed the condensed interim consolidated financial statements comprising the consolidated statement of financial position, the consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flow and selected explanatory notes, together with the interim group management report, of Siemens Aktiengesellschaft, Berlin and Munich for the period from October 1, 2010 to March 31, 2011 which are part of the half-year financial report pursuant to Sec. 37w WpHG (“Wertpapierhandelsgesetz”: German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and the interim group management report based on our review.
     We conducted our review of the condensed interim consolidated financial statements and the interim group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW — Institute of Public Auditors in Germany) and in accordance with the International Standard on Review Engagements 2410, “Review on Interim Financial Information Performed by the Independent Auditor of the Entity”. Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU, and that the interim group management report has not been prepared, in all material respects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to making inquiries of company personnel and applying analytical procedures and thus does not provide the assurance that we would obtain from an audit of financial statements. In accordance with our engagement, we have not performed a financial statement audit and, accordingly, we do not express an audit opinion.
     Based on our review nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the provisions of the WpHG applicable to interim group management reports.
     Munich, May 5, 2011
     Ernst & Young GmbH
     Wirtschaftsprüfungsgesellschaft

Krämmer	Prof. Dr. Hayn
Wirtschaftsprüfer	Wirtschaftsprüfer

Quarterly summary
(in €, except where otherwise stated)

	Fiscal Year 2011		Fiscal Year 2010
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue (in millions of €)(1)	17,717	17,603	19,403	17,425	16,523	15,627
Income from continuing operations (in millions of €)	3,174	1,846	(42)	1,428	1,427	1,449
Net income (in millions of €)	2,836	1,753	(396)	1,435	1,498	1,531
Free cash flow (in millions of €)(1) (2)	354	1,059	2,931	2,088	1,311	713

Key capital market data

Basic earnings per share(1)	3.58	2.07	(0.13)	1.62	1.62	1.61
Diluted earnings per share(1)	3.55	2.05	(0.13)	1.60	1.61	1.60

Siemens stock price (3)
High	98.00	94.78	79.37	79.23	74.42	69.00
Low	86.43	75.56	70.94	68.25	61.67	60.20
Period-end	96.71	92.70	77.43	74.02	74.15	64.21
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX index	5.48	8.72	0.19	2.88	14.95	(3.50)
Compared to MSCI World index	2.52	10.77	(9.17)	12.49	15.00	(2.60)

Number of shares issued (in millions)	914	914	914	914	914	914

Market capitalization (in millions of €)(4)	84,505	80,884	67,351	64,329	64,417	55,686

Credit rating of long-term debt
Standard & Poor’s	A+	A+	A+	A+	A+	A+
Moody’s	A1	A1	A1	A1	A1	A1

(1)	Continuing operations.

(2)	Net cash provided by (used in) operating activities less Additions to intangible assets and property, plant and equipment.

(3)	XETRA closing prices, Frankfurt.

(4)	Based on shares outstanding.

Siemens financial calendar(1)

Third-quarter financial report	July 28, 2011
Preliminary figures for fiscal 2011/Press Conference	Nov. 10, 2011
Annual Shareholders’ Meeting for fiscal 2011	Jan. 24, 2012

(1)	Provisional Updates will be posted at: www.siemens.com/financial_calendar
Information resources
Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Germany
Internet           www.siemens.com

Telephone	+49 89 636-33443 (Media Relations)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-30085 (Media Relations)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
investorrelations@siemens.com
Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.
© 2011 by Siemens AG, Berlin and Munich

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: May 6, 2011	/s/	Dr. Jochen Schmitz

	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

	/s/	Dr. Juergen M. Wagner

	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and
Corporate Performance Controlling